================================================================================


                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20459

                            Report of Foreign Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                    under the Securities Exchange Act of 1934

                               September 30, 2005

                             Commission File Number:

                                  MetroGAS S.A.
             (Exact name of registrant as specified in its charter)

                                    MetroGAS
                 (Translation of registrant's name into English)

                         Gregorio Araoz de Lamadrid 1360
                       (C1267AAB) Buenos Aires, Argentina
                     (Address of principal executive office)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                         Form 20-F  X   Form 40-F
                                   ---            ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                            Yes               No  X
                                ----             ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                            Yes               No  X
                                ----             ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
                            Yes               No  X
                                ----             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A
                                ---

================================================================================

                                  METROGAS S.A.


               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004

Free translation from the original financial statements prepared in Spanish for publication in Argentina





                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004




                              INDEX


                              Limited Review Report
                              Unaudited Consolidated Interim Balance Sheets Unaudited Consolidated Interim Statements of Income
                              Unaudited Consolidated Interim Statements of Cash Flows
                              Unaudited Notes to Consolidated Interim Financial Statements
                              Exhibits A, D, E, F, G and H
                              Unaudited Interim Balance Sheets
                              Unaudited Interim Statements of Income
                              Unaudited Interim Statements of Changes in
                              Shareholders' Equity
                              Unaudited Interim Statements of Cash Flows
                              Unaudited Notes to Interim Financial Statements Exhibits A, C, D, E, F, G and H
                              Summary of Activity

LIMITED REVIEW REPORT


To the Shareholders, President and Directors of
MetroGAS S.A.

1. We have reviewed the accompanying balance sheets of MetroGAS S.A. as of September 30, 2005 and 2004, and of the related statements of income, changes in shareholders' equity and cash flows for the nine-month periods then ended and the complementary notes 1. to 15. and exhibits A, C, D, E, F, G and H. We have also reviewed the accompanying consolidated interim balance sheet of MetroGAS S.A. and its subsidiary as of September 30, 2005 and the related consolidated interim statements of income, and of cash flows for the nine-month period ended September 30, 2005, which are submitted as supplementary information. These interim financial statements are the responsibility of the Company's management.

2. We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Federacion Argentina de Consejos Profesionales en Ciencias Economicas. A review of interim financial information consists principally of applying analytical procedures and making inquires of personnel responsible for financial and accounting matters. It is substantially less in scope that an audit conducted in accordance with generally accepted auditing standards, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. The Company has prepared the accompanying interim financial statements following the valuation and disclosure criteria adopted by the Comision Nacional de Valores (Argentine National Securities Commission) which, as explained in Note 3., differ from accounting standards in effect in the Autonomous City of Buenos Aires in the following significant aspects: (i) the recognition of inflation accounting as of September 30, 2003, and (ii) the valuation of deferred tax assets and liabilities. The effect of the departure, on the accompanying interim financial statements, mentioned in point ii) has been included in Note 3.5.f), while the effects described in point i) have not been quantified by the Company.

4. The changes in Argentine economic conditions and the amendments made by the National Government to the License under which the Company operates mentioned in Note 2. to the interim financial statements, mainly the alteration of the fundamental parameters of the License, have affected the Company's economic and financial equation, generating uncertainty as to the future development of its business and the Company's ability to comply with the financial obligations assumed. Management is renegotiating certain terms of the License with the National Government to counteract the negative impact caused by the above mentioned circumstances.

5. As explained in Note 9. to the interim financial statements, the effects of the devaluation of the Argentine peso on the Company's foreign currency financial debt as well as the circumstances mentioned in point 4. have resulted in the Company failing to pay principal and interest corresponding to financial obligations since March 25, 2002. Based on the contractual terms, as of September 30, 2005 the financial liabilities were overdue and claimable. At the date of these interim financial statements, MetroGAS's management announced the launch of a new proposal to restructure its financial debt, the final outcome of this process cannot be determined.

6. The Company has prepared its projections to determine the recoverable value of its non-current assets, based on forecasts of the outcome of the renegotiation processes mentioned in points 4. and 5.. Due to their uncertain outcome, we are not in a position to determine whether the premises used by management to prepare those projections will take place in the future and, consequently, whether the recoverable value of non-current assets exceeds their respective net carrying values.

7. The accompanying interim financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainties mentioned in points 4., 5. and 6., raise substantial doubt about the Company's ability to continue as a going concern. The accompanying interim financial statements do not include any adjustments or reclassifications that might result from the outcome of these uncertainties.

8. Based on the work done, and on our examination of the financial statements of the Company for the years ended on December 31, 2004 and 2003, on which we issued our report dated March 4, 2005 containing exceptions due to circumstances similar to those mentioned in points 3. to 7. above, we report that:

   a) with the exception of the matters described in paragraphs 3. to 7. we are not aware of any material modifications that should be made to the interim financial statements of MetroGAS S.A. as of September 30, 2005 and 2004, and their consolidated interim financial statements, as mentioned in point 1., for them to be in conformity with accounting principles generally accepted in Argentina;

   b) the information included for comparative purposes as of December 31, 2004 arise from the audited financial statements of MetroGAS S.A. at that date.

9. The accompanying interim financial statements are presented on the basis of accounting principles generally accepted in Argentina, which differ from the accounting principles generally accepted in other countries, including the United States of America.


Buenos Aires, Argentina
November 10, 2005

PRICE WATERHOUSE & CO. S.R.L.

By                             (Partner)
-----------------------------------------
             Miguel A. Urus

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina


                                  METROGAS S.A.

                Legal address: Gregorio Araoz de Lamadrid 1360 -
                        Autonomous City of Buenos Aires

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004

Fiscal years No. 14 and 13 commenced January 1, 2005 and 2004

Principal activity: Provision of natural gas distribution services

Date of registration with the Public Registry of Commerce: December 1, 1992

Duration of Company:  Until December 1, 2091

By-laws amendments:
Approved by Shareholders' Ordinary and Extraordinary Meeting held on December 28, 1992
Approved by Shareholders' Extraordinary Meeting held on February 3,
1993
Approved by Shareholders' Ordinary and Extraordinary Meeting held on April
18, 1994
Approved by Shareholders' Extraordinary Meeting held on June 29, 1994
Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 19, 1995
Approved by Shareholders' Extraordinary Meeting held on February 7, 1996 Approved by Shareholders' Extraordinary Meeting held on March 12, 1997 Approved by Shareholders' Ordinary and Extraordinary Meeting held on April 29, 2003
Approved by Shareholders' Ordinary and Extraordinary Meeting held on December 10, 2003
Approved by Shareholders' Extraordinary Meeting held on July 29, 2005

Parent company: Gas Argentino S.A.
Legal address: Gregorio Araoz de Lamadrid 1360 - Autonomous City of Buenos Aires Principal activity: Investment
Percentage of votes held by the parent company: 70%

Composition and changes in Common Stock as of September 30, 2005

Composition

                            Classes of shares                              Subscribed, registered
                                                                                and paid-in
--------------------------------------------------------------------------------------------------
Outstanding:                                                                  Thousands of Ps.
                                                                           -----------------------

Ordinary certified shares of Ps. 1 par value and 1 vote each:
                         Class A                                                          290,277
                         Class B                                                          221,977
                         Class C                                                           56,917
                                                                           -----------------------

Common Stock as of September 30, 2005                                                     569,171
                                                                           =======================

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina


                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


Changes in Common Stock

                                                                                      Subscribed, registered
                                                                                            and paid-in
--------------------------------------------------------------------------------------------------------------
                                                                                         Thousands of Ps.
                                                                                       -----------------------

Common Stock as per charter of November 24, 1992 registered with the Public
Registry of Commerce on December 1, 1992 under No. 11,670, Corporations Book
112, Volume A.                                                                                             12

Common Stock increase approved by the Shareholders' Meeting held on December 28,
1992 and registered with the Public Registry of Commerce on April 19, 1993 under
No. 3,030, Corporations Book 112, Volume A.                                                            388,212

Common Stock increase approved by the Shareholders' Meeting held on June 29,
1994 and registered with the Public Registry of Commerce on September 20, 1994
under No. 9,566, Corporations Book 115, Volume A.                                                      124,306

Capitalization of the Adjustment to Common Stock approved by the Shareholders'
Meeting held on March 12, 1997 and registered with the Public Registry of
Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.
                                                                                                        56,641
                                                                                       -----------------------

Common Stock as of September 30, 2005                                                                  569,171
                                                                                       =======================

      Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                 METROGAS S.A.


UNAUDITED CONSOLIDATED INTERIM BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND 2004
                AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2004


                                                September 30,              December 31,          September 30,
                                                --------------------------------------------------------------
                                                    2005                      2004                    2004
                                                --------------------------------------------------------------
                                                                      Thousands of Ps.
                                                --------------------------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and deposits in banks (Note 3 a))             486.221                  369.099                 369.945

   Investments (Note 3 b))                                 44                       41                      44

   Trade receivables, net (Note 3 c))                 154.146                   94.299                 116.939

   Other receivables (Note 3 d))                       20.010                   10.398                   9.749

   Inventories, net (Note 3 e))                         2.393                    2.555                   2.567
                                               --------------             ------------            ------------
   Total current assets                               662.814                  476.392                 499.244
                                               --------------             ------------            ------------
NON-CURRENT ASSETS

   Trade receivables (Note 3 1))                            -                        -                     497

   Other receivables (Note 3 g))                      197.885                  186.447                 189.714

   Fixed assets, net (Exhibit A)                    1.717.214                1.760.039               1.787.910
                                               --------------             ------------            ------------
     Total non-current assets                       1.915.099                1.946.486               1.978.121
                                               --------------             ------------            ------------
       Total assets                                 2.577.913                2.422.878               2.477.365
                                               ==============             ============            ============


LIABILITIES
CURRENT LIABILITIES

  Debts

   Accounts payable (Note 3 h))                       144.186                   90.911                 119.357

   Financial debt (Note 3 i))                       1.587.705                1.597.836               1.524.778

   Payroll and social security payable                  8.555                    7.749                   7.412

   Taxes payable                                       36.345                   27.768                  35.200

   Other liabilities                                   35.408                   31.941                  30.402
                                               --------------             ------------            ------------
     Total Debts                                    1.812.199                1.756.205               1.717.149
                                               --------------             ------------            ------------
   Provision for contingencies (Exhibit E)              2.986                    1.924                   1.929
                                               --------------             ------------            ------------
     Total current liabilities                      1.815.185                1.758.129               1.719.078
                                               --------------             ------------            ------------

NON-CURRENT LIABILITIES

   Accounts payable (Note 5)                           16.447                   12.008                  10.841
                                               --------------             ------------            ------------
    Total non-current liabilities                      16.447                   12.008                  10.841
                                               --------------             ------------            ------------
     Total liabilities                              1.831.632                1.770.137               1.729.919
                                               --------------             ------------            ------------

MINORITY INTEREST                                          17                        -                       -

SHAREHOLDERS' EQUITY                                  746.264                  652.741                 747.446
                                               --------------             ------------            ------------
     Total                                          2.577.913                2.422.878               2.477.365
                                               ==============             ============            ============

Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.


                                                      Jorge E. Verruno
                                              Chairman of the Board of Directors
                                       5

      Free translation from the original financial statements prepared in
                      Spanish forpublication in Argentina

                                 METROGAS S.A.


              UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                                  September 30,
                                                         ------------------------------
                                                              2005             2004
                                                         ------------------------------
                                                          Thousands of Ps., except for
                                                             per share information
                                                         ------------------------------

Sales (Note 3 j))                                             713.667           617.035

Operating cost (Exhibit F)                                  (552.567)         (465.257)
                                                         ------------      ------------
    Gross profit                                              161.100           151.778

Administrative expenses (Exhibit H)                          (41.059)          (37.810)

Selling expenses (Exhibit H)                                 (37.193)          (49.942)
                                                         ------------      ------------
    Operating income                                           82.848            64.026

Financing and holding results generated by assets

  Holding results                                               (486)               492

  Interest income                                              10.814             5.798

  Exchange (loss) gain and discounts                          (7.908)             3.396

Financing and holding results generated by liabilities

  Holding results                                             (6.875)           (3.181)

  Interest on comercial operations                              (764)              (71)

  Interest on financial operations                           (81.162)          (79.669)

  Exchange gain (loss)                                         95.582          (19.174)

  Others                                                        (764)             (807)

Other income, net                                               2.301               918

Minority interest                                                 (5)                 -
                                                         ------------      ------------
    Income (loss) before income tax                            93.581          (28.272)

Income tax (Note 2.5.i))                                         (58)                 -
                                                         ------------      ------------
    Net income (loss) for the period                           93.523          (28.272)
                                                         ============      ============

Basic income (loss) per share (Note 2.6.)                        0,16            (0,05)

Diluted income (loss) per share (Note 2.6.)                      0,16            (0,05)


Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.


                                                        Jorge E. Verruno
                                              Chairman of the Board of Directors
                                       6

      Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                 METROGAS S.A.

            UNAUDITED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004


                                                                    September 30,
                                                           -------------------------------
                                                                 2005             2004
                                                           -------------------------------
                                                                    Thousands of Ps.
                                                           -------------------------------
Cash flow from operating activities
   Net income (loss) for the period                                  93.523       (28.272)
Interest expense accrued during the period                           81.162        79.669
Income tax accrued during the period                                     58             -

Adjustments to reconcile net income (loss) to net cash
provided by operating activities:
   Minority interest                                                      5             -
   Depreciation of fixed assets                                      71.893        57.770
   Net book value of fixed assets retired                             1.202           841
   Allowance for doubtful accounts                                  (11.704)        7.871
   Allowance for inventory obsolescence                                 418           297
   Contingencies reserve                                              1.062             -
   Materials consumed                                                 1.407         1.183
   Financial and holding results                                      6.875         3.181
   Exchange differences                                             (95.582)       19.174

Changes in assets and liabilities
   Trade receivables                                                (48.143)      (47.814)
   Other receivables                                                (21.012)      (16.384)
   Inventories                                                       (1.357)       (1.332)
   Accounts payable                                                  57.068        67.323
   Payroll and social security payable                                  806           979
   Taxes payable                                                     17.119        19.988
   Other liabilities                                                  3.304        (5.070)
   Interest payable and other                                        (2.894)       (1.913)
   Contingencies reserve                                                  -          (458)
   Minimum notional income tax paid for the period                   (8.600)       (8.170)
                                                           ------------------  -----------
     Net cash provided by operating activities                      146.610       148.863
                                                           ------------------  -----------
Cash flow used in investing activities
   Increase in fixed assets                                         (29.495)      (18.497)
                                                           ------------------  -----------
     Net cash used in investing activities                          (29.495)      (18.497)
                                                           ------------------  -----------
Cash flow used in financing activities
   Cash contributions of minority shareholders                          10              -
                                                           ------------------  -----------
     Net cash used in financing activities                              10              -
                                                           ------------------  -----------
Increase in cash and cash equivalents                               117.125       130.366
Cash and cash equivalents at the beginning of the year              369.140       239.623
                                                           ------------------  -----------
     Cash and cash equivalents at the end of the period             486.265       369.989
                                                           ==================  ===========


Notes 1 to 5 and Exhibits A, D, E, F, G and H are an integral part of these consolidated financial statements.

                                                     Jorge E. Verruno
                                             Chairman of the Board of Directors

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 1 - CONSOLIDATION BASES

As a consequence of the constitution of MetroENERGIA S.A. ("MetroENERGIA") on April 20, 2005, registered in the Public Registry of Commerce on May 16, 2005, a company in which MetroGAS holds 95% of the Common Stock (Note 2 to the primary financial statements), the Company has consolidated its balance sheet line by line as of September 30, 2005 as well as its statements of income and cash flows for the period ended on that date with the financial statements of the controlled company, following the procedure established in the Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE"), approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA").

The unaudited consolidated interim financial statements includes assets and liabilities as of September 30, 2005 and the results of operations during the period started on May 16, 2005 and ended on September 30, 2005 of the following controlled company:

                                                 Percentage participation on
                                          --------------------------------------
        Issuing Company                       Capital                  Votes
--------------------------------------------------------------------------------
MetroENERGIA S.A.                                95                      95

The information included in the unaudited consolidated interim financial statements as of September 30, 2005 referred to December 31 and September 30, 2004 is shown with comparative purposes and has not been consolidated.


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its unaudited consolidated interim financial statements, which were applied consistently with those for the previous year.

2.1. Preparation and presentation of unaudited consolidated interim financial statements

The unaudited consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved with certain amendments by the CPCECABA in accordance with the resolutions of the National Securities Commission ("CNV").

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The consolidated interim financial statements for the nine months ended September 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

2.2. Accounting estimates

The preparation of unaudited consolidated interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the unaudited consolidated interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provisions for contingencies.

Actual results might differ from estimates and evaluations made at the date of preparation of these unaudited consolidated interim financial statements.

2.3. Recognition of the effects of inflation

These unaudited consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the unaudited consolidated interim financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of unaudited consolidated interim financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistic and Census ("INDEC").

2.4. Comparative information

In accordance with professional accounting standards, the Company shows the information included in the unaudited consolidated interim balance sheet at September 30, 2005 in comparative format with that at December 31, and September 30, 2004, since it is engaged in seasonal activities.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

Certain amounts in the unaudited consolidated interim financial statements for the nine months ended on September 30, 2004 were reclassified for presentation on a comparative basis with those for the current period.

2.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

At September 30, 2004 Debt Settlement Bonds of the Province of Buenos Aires ("BOCANOBA") were valued at nominal value multiplied by Ps. 1.4 (Note 4 to unaudited consolidated interim financial statements) as they are denominated in US$ and used for settlement of tax liabilities accepted at that value.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE Resolution 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund corresponds to the billed charges related to transportation pipeline extension, as per ENARGAS rules.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Sundry receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, where applicable. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Sundry non-current tax credits were valued based on the best estimate of the sum receivable, discounted applying the interest rate on savings accounts published by Banco de la Nacion Argentina in force at the end of the period, except for deferred tax assets that have not been discounted.

In accordance with CNV regulations and as indicated above, deferred tax assets have not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax assets amounting to Ps. 1.3 million. The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nacion Argentina, in accordance with Management estimates, to reflect the best estimate within the estimated term of recovery of the credits.

g) Inventories

Warehouse materials were valued at their period-end replacement cost.

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements has been considered as original value of fixed assets.

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003. The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 to unaudited primary interim financial statements, the amount of interest capitalized during the nine months ended September 30, 2005 and 2004 amounted to Ps. 956 thousand and Ps. 747 thousand, respectively, and to Ps. 883 for the year ended December 31, 2004.

During the nine months ended September 30, 2005 and 2004, the Company capitalized Ps. 3,257 thousand and Ps. 1,650 thousand, respectively, and Ps. 2,142 thousand for the year ended December 31, 2004, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 2.3. to unaudited consolidated interim financial statements.

Aggregate value of these assets is less than recoverable value at the end of the period.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

i) Income tax

The Company and its controlled company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements. Deferred tax assets are mainly generated by tax loss carry forward. Deferred tax liabilities are mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry forwards, considering the legal regulations in force at the date of issuance of these unaudited consolidated interim financial statements.

The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets
---------------
                                      Estimated
                                     loss carry     Trade       Financial              Valuation
                                      forwards   receivables      debt       Other     allowance      Total
--------------------------------------------------------------------------------------------------------------
                                                                 Thousands of Ps.
--------------------------------------------------------------------------------------------------------------
Balances as of December 31, 2004        299,475       12,734       21,397      18,741   (196,212)     156,135
Charges to statement of income          (41,584)      (4,361)     (10,699)      3,395     48,809       (4,440)
--------------------------------------------------------------------------------------------------------------
Balances as of September 30, 2005       257,891        8,373       10,698      22,136   (147,403)     151,695




Deferred liabilities
--------------------
                                         Fixed assets             Other                  Total
-----------------------------------------------------------------------------------------------
                                                                 Thousands of Ps.
-----------------------------------------------------------------------------------------------
Balances as of December 31, 2004               (9,507)             (4,437)             (13,944)
Charges to statement of income                   4,994               (554)                4,440
-----------------------------------------------------------------------------------------------
Balances as of September 30, 2005              (4,513)             (4,991)              (9,504)

Deferred assets generated by the tax loss carry forward recorded by the Company at September 30, 2005 amount to approximately Ps. 257,891 thousand at the end of the period and Ps. 299,475 thousand at the beginning of the period. That tax loss carry forward can be offset against profits for future years, Ps. 227,996 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2 to unaudited primary financial statements.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 147,403 thousand and Ps. 196,212 thousand at the end and beginning of period, respectively.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

Below is reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before tax:


                                                                          September 30,
                                                             -----------------------------------------
                                                                   2005                   2004
                                                             -----------------------------------------
                                                                         Thousands of Ps.
                                                             -----------------------------------------
  Income tax expense (benefit) calculated using the
  statutory rate over pre-tax income (loss)                             32,753                 (9,895)
  Permanent differences
  ---------------------
        Restatement into constant currency                              11,824                 11,568
        Non deductible expenses and non-
        computable income                                                4,290                 (2,503)
  Valuation allowance on deferred income tax assets                    (48,809)                   830
                                                             ------------------     ------------------
  Total income tax                                                          58                      -
                                                             ------------------     ------------------

j) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)

k) Severance pay

Severance pay is expensed when paid.

l) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

m) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited consolidated interim financial statements, Management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited consolidated interim financial statements.

n) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 2.3. to the unaudited consolidated interim financial statements

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Common Stock adjustment account" making up the shareholders' equity.

o) Recognition of income

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

p) Statements of income accounts

Statements of income accounts are shown at nominal value.

2.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at September 30, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - BASES OF PRESENTATION OF THE UNAUDITED CONSOLIDATED  INTERIM
                  FINANCIAL STATEMENTS (Contd.)

2.7. Information by segment

The Company exclusively operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

      Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited consolidated interim financial statements are as follows:

                                                                        September 30,     December 31,      September 30,
                                                                       ---------------------------------------------------
                                                                            2005             2004               2004
                                                                       ---------------------------------------------------
                                                                                        Thousands of Ps.
                                                                       ---------------------------------------------------
Assets
Current assets
a) Cash and deposits in banks
     Cash                                                                       519               272                612
     Banks                                                                  482.001           367.260            364.378
     Collections to be deposited                                              3.701             1.567              4.955
                                                                       -------------     -------------       ------------
                                                                            486.221           369.099            369.945
                                                                       =============     =============       ============
b) Investments (Exhibit D)
     Government securities                                                       36                40                 43
     Saving account deposits                                                      8                 1                  1
                                                                       -------------     -------------       ------------
                                                                                 44                41                 44
                                                                       =============     =============       ============
c) Trade receivables, net
     Trade accounts receivable                                              123.299           144.946             155.020
     Unbilled revenues                                                       53.766            18.410              34.527
     Change in turnover tax for Province of Buenos Aires                      2.184             4.057               4.147
     Tax on banking transactions to be recovered                              5.544             4.687               4.646
     PURE Resolution No. 415/04                                               1.654            (3.849)             (7.449)
     Allowance for doubtful accounts (Exhibit E)                            (32.301)          (73.952)            (73.952)
                                                                       -------------     -------------       -------------
                                                                            154.146            94.299             116.939
                                                                       =============     =============       =============
d) Other receivables
     Related companies (Note 5)                                                   6                17                  59
     Other advances                                                          16.300             7.777               3.495
     Other receivables                                                          955               764                 955
     Insurance and other prepaid expenses                                     2.749             1.840               5.240
                                                                       -------------     -------------       -------------
                                                                             20.010            10.398               9.749
                                                                       =============     =============       =============
e) Inventories, net
     Warehouse materials                                                      3.351             3.401               3.160
     Allowance for inventory obsolescence (Exhibit E)                          (958)             (846)               (593)
                                                                       -------------     -------------       -------------
                                                                              2.393             2.555               2.567
                                                                       =============     =============       =============
Non-current assets
f) Trade receivables
     Change in turnover tax for Province of Buenos Aires                          -                 -                 497
                                                                       -------------     -------------       -------------
                                                                                  -                 -                 497
                                                                       =============     =============       =============
g) Other receivables
     Deferred income tax assets (Note 2.5 i))                               142.191           142.191             142.191
     Receivables for dividends distributed in advance                             -                 -               2.377
     Related companies (Note 5)                                                   -               757               6.279
     Receivables for minimum notional income tax                             41.209            30.398              27.749
     Deferred financing costs                                                14.425            12.841              10.989
     Sundry                                                                      60               260                 129
                                                                       -------------     -------------       -------------
                                                                            197.885           186.447             189.714
                                                                       =============     =============       =============

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (Contd.)




                                                                September 30,     December 31,      September 30,
                                                               ---------------------------------------------------
                                                                    2005             2004               2004
                                                               ---------------------------------------------------
                                                                                Thousands of Ps.
                                                               ---------------------------------------------------
Liabilities
Current liabilities
h) Accounts payable
     Gas and transportation                                           89.101           60.789             75.233
     Other purchases and services                                     14.298           11.011             19.350
     Related companies (Note 5)                                       26.985           14.665             21.520
     PURE Resolution No. 415/04                                        5.198            4.446              3.254
     Transportation Trust Fund                                         8.604                -                  -
                                                               --------------     ------------       ------------
                                                                     144.186           90.911            119.357
                                                               ==============     ============       ============

i) Financial debt
     Overdrafts with foreign financial institutions (Exhibit G)      145.500          148.950            149.050
     Overdrafts with Argentine financial institutions                 73.443           67.716             66.980
     Negotiable bonds (face value) (Exhibit G)                     1.052.342        1.131.682          1.093.191
     Interest and other expenses payable to foreign
       financial institutions (Exhibit G)                            298.781          238.206            205.910
     Interest and other expenses payable to Argentine
       financial institutions                                         17.639           11.282              9.647
                                                               --------------     ------------       ------------
                                                                   1.587.705        1.597.836          1.524.778
                                                               ==============     ============       ============
Statements of Income
j) Sales
     Gas sales                                                       609.849                             550.606
     Transportation and distribution services                         87.315                              50.019
     Processed natural gas sales                                      16.456                              16.410
     Selling commission                                                   47                                   -
                                                               --------------                        ------------
                                                                     713.667                             617.035
                                                               ==============                        ============

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:


                                     September 30,     December 31,      September 30,
                                    ---------------------------------------------------
                                         2005             2004               2004
                                    ---------------------------------------------------
                                                      Thousands of Ps.
                                    ---------------------------------------------------
4.1. Investments
       - Becoming due
          under 3 months                       44               41                 44
                                    --------------    -------------    ----------------
       Total                                   44               41                 44
                                    ==============    =============    ================
4.2. Receivables

      - Past due
          under 3 months                   12.064           19.133               4.511
          from 3 to 6 months                  931            1.168               1.117
          from 6 to 9 months                  561              907                 998
          from 9 to 12 months                 740              891               1.534
          from 1 to 2 years                 6.683           12.890              14.032
          more than 2 years                25.573           56.121              55.078
                                    --------------    -------------    ----------------
             Sub-total                     46.552           91.110              77.270
                                    --------------    -------------    ----------------
      - Without due date                   14.890            5.825              13.103
                                    --------------    -------------    ----------------

      - Becoming due
          under 3 months                  137.771           73.629             110.432
          from 3 to 6 months                2.898            3.126               3.593
          from 6 to 9 months                2.317            2.672               3.746
          from 9 to 12 months               2.029            2.287               3.422
          from 1 to 2 years                14.425           12.889                 546
          more than 2 years               183.460          173.558             178.739
                                    --------------    -------------    ----------------
             Sub-total                    342.900          268.161             300.478
                                    --------------    -------------    ----------------

Allowance for doubtful accounts           (32.301)         (73.952)            (73.952)
                                    --------------    -------------    ----------------
Total                                     372.041          291.144             316.899
                                    ==============    =============    ================

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 4 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)


                                 September 30,     December 31,   September 30,
                               -------------------------------------------------
                                    2005              2004            2004
                               -------------------------------------------------
                                                 Thousands of $
                               -------------------------------------------------

4.3. Payables
     - Past due
        under 3 months                  7.068            4.309          442.760
        from 3 to 6 months                  -                -              529
        from 6 to 9 months                  -              405              193
        from 9 to 12 months                 -              210              352
        from 1 to 2 years             453.635          847.895          359.804
        more than 2 years           1.145.045          756.110          732.613
                               --------------   --------------   --------------
          Sub-total                 1.605.748        1.608.929        1.536.251
                               --------------   --------------   --------------
     - Without due date                35.193           32.409           41.935
                               --------------   --------------   --------------

     - Becoming due
        under 3 months                168.722          114.177          147.499
        from 3 to 6 months              1.987                -            1.778
        from 6 to 9 months                513              690              527
        from 9 to 12 months                36                -                -
        from 1 to 2 years              16.447           12.008                -
                               --------------   --------------   --------------
          Sub-total                   187.705          126.875          149.804
                               --------------   --------------   --------------
Total                               1.828.646        1.768.213        1.727.990
                               ==============   ==============   ==============

As of September 30, 2005, December 31, 2004 and September 30, 2004 investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. Additionally as of September 30, 2004 investments were composed of "BOCANOBA" which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times Ps. 1.4 and they are used to settle tax liabilities. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nacion Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2 to unaudited primary interim financial statements.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9 to unaudited primary interim financial statements. Certain payables accrue CER adjustment clause (Note 2 to unaudited primary interim financial statements).

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2005, the shareholders of Gas Argentino are British Gas International B.V. (subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

As of October 31, 2005 YPF notified MetroGAS that has transferred to YPF Inversora Energetica S.A. all of its capital contributions, rights to dividends collection and shareholders tenancy in Gas Argentino.

These unaudited consolidated interim financial statements include the following transactions with related companies:

o Gas supply and sales contracts with companies directly and indirectly related to YPF.
o Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.
o Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.
o Fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A.

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:



                                                                        September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                              2005
------------------------------------------------------------------------------------------------------------------------------------
                                                        Other                       Technical              Fees for        Fees for
                                         Gas           income,        Gas           operator's           professional       sundry
                                         sales          net          purchases        fees                services         services
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                    Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------

Indirect controlling companies
YPF S.A.                                     -              -          89.989                -                    -               -


Indirect joint control
BG Argentina S.A.                            -              -               -                -                1.118               -
Astra Evangelista S.A.                       -             13               -                -                    -             604
Operadora de Estaciones de
Servicios S.A.                           1.854              -               -                -                    -               -

Other related parties
BG International Limited                     -              -               -            3.742                    -               -

Board of directors and
management                                   -              -               -                -                    -               -
------------------------------------------------------------------------------------------------------------------------------------
                                         1.854             13          89.989            3.742                1.118             604
------------------------------------------------------------------------------------------------------------------------------------








                                                                        September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                              2004
------------------------------------------------------------------------------------------------------------------------------------

                                                        Other                       Technical              Fees for        Fees for
                                         Gas           income,        Gas           operator's           professional       sundry
                                         sales          net          purchases        fees                services         services
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------

Indirect controlling companies
YPF S.A.                                     -              -          73.102                -                   26               -


Indirect joint control
BG Argentina S.A.                            -              -               -                -                1.670               -
Astra Evangelista S.A.                       -             63               -                -                    -             748
Operadora de Estaciones de
Servicios S.A.                           1.461              -               -                -                    -               -

Other related parties
BG International Limited                     -              -               -            3.452                    -               -

Board of directors and
management                                   -              -               -                -                    -               -
------------------------------------------------------------------------------------------------------------------------------------
                                         1.461             63          73.102            3.452                1.696             748
------------------------------------------------------------------------------------------------------------------------------------


        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

          UNAUDITED NOTES TO CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 5 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)


The outstanding balances as of September 30, 2005, December 31, 2004 and September 30, 2004 from transactions with related companies are as follows:


                                                    September 30,                                December 31,
                                     --------------------------------------  -----------------------------------------------------
                                                        2005                                          2004
                                     --------------------------------------  -----------------------------------------------------
                                       Other
                                     receivables       Accounts payable         Other receivables           Accounts payable
                                     ------------ -------------------------  --------------------------  -------------------------
                                       Current      Current    Non-current     Current    Non-current     Current    Non-current
                                     ------------ -------------------------  --------------------------  -------------------------
                                                                                          Thousands of Ps.
                                     -----------------------------------------------------------------------------------------------
Direct controlling company
Gas Argentino S.A.                           -            -              -           -              -           -              -

Indirect controlling companies
YPF S.A.                                     1       21.584              -           -              -       9.294              -

Indirect joint control
BG Argentina S.A.                            6        2.890              -           5              -       2.890              -
Astra Evangelista S.A.                      (4)          26              -          12              -           -              -

Other related parties
BG International Limited                     3        2.485         16.447           -            757       2.481         12.008

Board of directors and
management                                   -            -              -           -              -           -              -
                                     --------------------------------------- -----------------------------------------------------
                                             6       26.985         16.447          17            757      14.665         12.008
                                     --------------------------------------- -----------------------------------------------------




                                                       September 30,
                                     -----------------------------------------------------
                                                           2004
                                     -----------------------------------------------------

                                       Other receivables           Accounts payable
                                     ------------------------- ---------------------------
                                      Current    Non-current     Current    Non-current
                                     ------------------------- ---------------------------

                                     -----------------------------------------------------
Direct controlling company
Gas Argentino S.A.                          -          5.547           -              -

Indirect controlling companies
YPF S.A.                                    -              -      16.759              -

Indirect joint control
BG Argentina S.A.                           5              -       2.281              -
Astra Evangelista S.A.                      -              -           -              -

Other related parties
BG International Limited                   54            732       2.480         10.841

Board of directors and
management                                  -              -           -              -
                                     -----------------------------------------------------
                                           59          6.279      21.520         10.841
                                     -----------------------------------------------------

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT A
                                  METROGAS S.A.
               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                  FIXED ASSETS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         ORIGINAL VALUE
                                                                --------------------------------------------------------------------
MAIN ACCOUNT                                                     AT BEGINNING   INCREASE    TRANSFERS     RETIREMENTS     AT END OF
                                                                   OF YEAR                                                  PERIOD
                                                                --------------------------------------------------------------------
                                                                                         Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                 17.501          -             -              -          17.501
Building and civil constructions                                     75.564          -             -              -          75.564
High pressure mains                                                 264.731          -           178             (5)        264.904
Medium and low pressure mains                                     1.504.956          -         2.945         (1.106)      1.506.795
Pressure regulating stations                                         57.539          -           337              -          57.876
Consumption measurement installations                               358.526          -         5.095           (323)        363.298
Other technical installations                                        46.930          -             -              -          46.930
Machinery, equipment and tools                                       25.849          -           137              -          25.986
Computer and telecommunications equipment                           150.076          -            25            (48)        150.053
Vehicles                                                              9.935          -           410              -          10.345
Furniture and fixtures                                                5.450          -             -              -           5.450
Materials                                                             4.214      6.670        (5.800)          (158)          4.926
Gas in pipelines                                                        214          -             -              -             214
Work in progress                                                     22.115     23.217        (3.332)             -          42.000
Advances to fixed assets suppliers                                      348        563          (590)             -             321
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                          2.543.948     30.450          (595)         (1640)      2.572.163
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties         52.489          -           990              -          53.479
Offsetting item for distribution network extensions                  (2.132)         -          (395)             1          (2.526)
Allowance for obsolescence of materials (Exhibit  E)                 (1.438)      (306)            -              -          (1.744)
Allowance for fixed assets (Exhibit E)                              (10.784)         -             -              -         (10.784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                                    2.582.083     30.144             -         (1.639)      2.610.588
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                                     2.564.265     20.492             -         (2.674)      2.582.083
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                                    2.564.265     18.947             -         (1.092)      2.582.120
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                DEPRECIATION (1)
                                                        ----------------------------------------------------------------
MAIN ACCOUNT                                             ACCUMULATED AT                FOR THE PERIOD                         NET
                                                           BEGINNING    RETIREMENT                          ACCUMULATED       BOOK
                                                            OF YEAR                ANNUAL RATE    AMOUNT       AT END        VALUE
                                                                                                    (2)      OF PERIOD      09-30-05
                                                        ----------------------------------------------------------------------------
                                                                                     Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                -        -         -                 -           -       17.501
Building and civil constructions                               16.781        -         2%            1.207      17.988       57.576
High pressure mains                                           125.589       (2)   2,22% a 10%        7.411     132.998      131.906
Medium and low pressure mains                                 351.856     (431)   1,19% a 10%       27.101     378.526    1.128.269
Pressure regulating stations                                   26.841        -     4% a 12,5%        1.585      28.426       29.450
Consumption measurement installations                         101.593      (82)    2,85% a 5%       24.160     125.671      237.627
Other technical installations                                  26.996        -       6,67%           2.185      29.181       17.749
Machinery, equipment and tools                                 22.615        -    6,67% a 20%          720      23.335        2.651
Computer and telecommunications equipment                     127.770      (48)     5% a 50%         6.277     133.999       16.054
Vehicles                                                        9.159        -     10% a 20%           508       9.667          678
Furniture and fixtures                                          5.389        -     10% a 20%             8       5.397           53
Materials                                                           -        -         -                 -           -        4.926
Gas in pipelines                                                    -        -         -                 -           -          214
Work in progress                                                    -        -         -                 -           -       42.000
Advances to fixed assets suppliers                                  -        -         -                 -           -          321
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                      814.589     (563)        -            71.162     885.188    1.686.975
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties    7.537        -   1,82% a 2,38%         771       8.308       45.171
Offsetting item for distribution network extensions               (82)       -     2% a 2,38%          (40)       (122)      (2.404)
Allowance for obsolescence of materials (Exhibit  E)                -        -         -                 -           -       (1.744)
Allowance for fixed assets (Exhibit E)                              -        -         -                 -           -      (10.784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                                822.044     (563)        -            71.893     893.374    1.717.214
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                                 736.920     (868)        -            85.992     822.044    1.760.039
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                                736.920     (480)        -            57.770     794.210    1.787.910
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date.  The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.
(2) Depreciation of fixed assets has been included in Exhibit H.

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

                                       24

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT D
                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                              CURRENT INVESTMENTS

------------------------------------------------------------------------------------------------------------------------------------
                ISSUER                 FACE     QUANTITY   LISTED PRICE   FACE VALUE      BOOK VALUE     BOOK VALUE     BOOK VALUE
                                       VALUE                  AS OF      PLUS ACCRUED       AS OF          AS OF           AS OF
                                                          September 30,   INTEREST      September 30,   December 31,   September 30,
                                                               2005                          2005            2004           2004
                                               -------------------------------------------------------------------------------------
                                                Thousands      Ps.                        Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS

Government Securities

   Debt Settlement Bonds of the
   Province of Buenos Aires (BOCANOBA)    -        -           -              -                -              -                 9


   National Government bonds (BODEN      1,4       16          2,30          36              36              40               34
   2012)


Bank deposits

   Saving account                         8        -           8              8               8               1                1
                                                                          ----------------------------------------------------------
Total                                                                        44              44               41              44
------------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT E
                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                   ALLOWANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                           September 30, 2005                  December 31, 2004  September 30, 2004
              MAIN ACCOUNT             ---------------------------------------------------------------------------------------------
                                         BALANCE
                                       AT BEGINNING   INCREASE/    DECREASE     BALANCE AT        BALANCE AT         BALANCE AT
                                         OF YEAR      RECOVERY                 END OF PERIOD     END OF YEAR        END OF PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Thousands of Ps.
                                       --------------------------------------------------------------------------------------------

Deducted from assets

 For doubtful accounts                     73.952      (11.704)     (29.947)       32.301               73.952               73.952

 For obsolescence of materials
     Inventories                              846          112            -           958                  846                  593
     Fixed assets                           1.438          306            -         1.744                1.438                1.038

 Valuation allowance for fixed assets      10.784            -            -        10.784               10.784                    -

 Valuation allowance on deferred
 income tax assets                        196.212            -      (48.809)      147.403              196.212              171.462
                                       --------------------------------------------------------------------------------------------
      Total                               283.232      (11.286)     (78.756)      193.190              283.232              247.045
                                       --------------------------------------------------------------------------------------------

Included in the liabilities

 Contingencies reserve                      1.924        1.062            -         2.986                1.924               1.929
                                       --------------------------------------------------------------------------------------------

      Total                                 1.924        1.062            -         2.986                1.924               1.929
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT F
                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                 OPERATING COST


--------------------------------------------------------------------------------

        MAIN ACCOUNT                          September 30,        September 30,
                                                  2005                 2004
--------------------------------------------------------------------------------
                                                     Thousands of Ps.
                                          --------------------------------------
Stock at the beginning of the year
  Natural Gas                                            -                  -
  Processed Natural Gas                                  -                  -
                                          ----------------      -------------
                                                         -                  -
Plus
Purchases
  Natural Gas                                      309.236            230.788
  Processed Natural Gas                            (2.650)              5.765
                                          ----------------      -------------
                                                   306.586            236.553

  Transportation of Natural Gas                    139.976            143.609
  Transportation of Processed Natural Gas            1.482              1.497
                                          ----------------      -------------
                                                   141.458            145.106
Operating Expenses (Exhibit H)
  Natural Gas                                      104.231             83.027
  Processed Natural Gas                                292                571
                                          ----------------      -------------
                                                   104.523             83.598
Less
Stock at the end of the period
  Natural Gas                                          -                    -
  Processed Natural Gas                                -                    -
                                          ----------------      -------------
                                                       -                    -

--------------------------------------------------------------------------------
Operating Cost                                     552.567            465.257
--------------------------------------------------------------------------------
  Natural Gas                                      553.443            457.424
  Processed Natural Gas                              (876)              7.833
--------------------------------------------------------------------------------


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT G
                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                     FOREIGN CURRENCY ASSETS AND LIABILITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                 September 30,2005              December 31, 2004              September 30,2004
                                       ---------------------------------------------------------------------------------------------
              MAIN ACCOUNT             FOREIGN CURRENCY EXCHANGE    BOOK    FOREIGN CURRENCY   BOOK      FOREIGN CURRENCY    BOOK
                                          AND AMOUNT      RATE      VALUE      AND AMOUNT      VALUE         AND AMOUNT      VALUE
------------------------------------------------------------------------------------------------------------------------------------
                                         Thousands        Thousands of Ps.   Thousands  Thousands of Ps. Thousands  Thousands of Ps.
                                       ---------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and banks
 Cash                                  U$S         6    2,8700         17   U$S         4          11    U$S         3          9
                                       LBE         4    5,0587         20   LBE         4          23    LEE         2          8
                                       Euro   20.082    3,4497     69.277   Euro        3          11    Euro        3         10
                                       Real        3    1,2295          4   Real        2           2    Real        1          1
 Banks                                 U$S   116.892    2,8700    335.480   U$S   114.476     336.444    U$S   100.551    295.722
Other receivables
 Insurance in paid advance             U$S       293    2,8700        841   U$S       564       1.657    U$S       523      1.538
 General debtors                       U$S       0,3    2,8700          1   U$S         -          -     U$S         -          -
                                                              ------------               -------------                ------------
Total Current Assets                                              405.640                     338.148                     297.288
                                                              ------------               -------------                ------------
TOTAL ASSETS                                                      405.640                     338.148                     297.288
                                                              ------------               -------------                ------------

LIABILITIES
CURRENT LIABILITIES

Accounts Payable
 Other purchases and services          U$S        22    2,9100         64    U$S       93         277    U$S        78        233

Financial debts
 Overdrafts with foreign financial
 institutions                          U$S    50.000    2,9100    145.500    U$S   50.000     148.950    U$S    50.000    149.050
 Negotiable bonds (face value)         U$S   230.000    2,9100    669.300    U$S  230.000     685.170    U$S   230.000    685.630
                                       Euro  109.500    3,4981    383.042    Euro 110.000     446.512    Euro  110.000    407.561

 Interest and other expenses payable   U$S    73.470    2,9100    213.798    U$S   54.998     163.838    U$S    48.824    145.543
   to foreign financial institutions   Euro   24.294    3,4981     84.983    Euro  18.321      74.368    Euro   16.293     60.367
                                                              ------------               -------------                ------------
Total Current Liabilities                                       1.496.687                   1.519.115                   1.448.384
                                                              ------------               -------------                ------------
TOTAL LIABILITIES                                               1.496.687                   1.519.115                   1.448.384
----------------------------------------------------------------------------------------------------------------------------------
U$S: United States Dollars
LBE: Pound Sterling
                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT H
                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                EXPENSES INCURRED


------------------------------------------------------------------------------------------------------------------------------------
                                                                   September 30, 2005                              September 30,2004
------------------------------------------------------------------------------------------------------------------------------------
                                                        OPERATING EXPENSES
        MAIN ACCOUNT                                  ----------------------
                                        FIXED ASSETS     GAS     PROCESSED   ADMINISTRATIVE   SELLING       TOTAL           TOTAL
                                          EXPENSES      SALES   NATURAL GAS     EXPENSES     EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Thousands of Ps.
                                       ---------------------------------------------------------------------------------------------
Payroll and other employees benefits          2.262      11.101      -         12.331         11.311        37.005            30.557
Social security contributions                   814       2.952      -          2.531          3.059         9.356             7.874
Directors'and members of Surveillance
 committee fee                                    -          -       -            227              -           227               176
Fees for professional services                    -         243      -          2.854            168         3.265             2.974
Technical operator's fees                         -       3.742      -              -              -         3.742             3.452
Sundry materials                                  -       1.974      -              -              -         1.974             1.799
Fees for sundry services                          -       1.473      -            790          3.415         5.678             5.181
Postage, telephone and fax                        -         172      -            758          2.220         3.150             2.906
Leases                                            -           5      -          1.052            477         1.534             3.393
Transportation and freight charges                -           -      -            196              -           196               169
Office materials                                  -         170      -            792            104         1.066               948
Travelling expenses                               -         216      -            272             52           540               491
Insurance premium                                 -           -      -          1.940              6         1.946             3.167
Fixed assets maintenance                          -       4.713      -          3.289            264         8.266             7.237
Fixed assets depreciation                         -      64.489      -          7.404              -        71.893            57.770
Taxes, rates and contributions                    -       2.599    292          2.040         23.029        27.960            22.303
Publicity                                         -           -      -              -            965           965               696
Allowance for doubtful accounts                   -           -      -              -        (11.704)      (11.704)            7.871
Bank expenses and commissions                     -           -      -             44          3.651         3.695             3.722
Interest on financial operations                956           -      -              -              -           956               747
Others                                          181      10.382      -          4.539            176        15.278            10.314
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                4.213     104.231    292         41.059         37.193       186.988           173.747
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                2.397      83.027    571         37.810         49.942      173.747
------------------------------------------------------------------------------------------------------------------

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

        UNAUDITED INTERIM BALANCE SHEETS AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED BALANCE SHEET AS OF DECEMBER 31, 2004



                                                   September 30,   December 31,   September 30,
                                                   --------------------------------------------
                                                       2005           2004            2004
                                                   --------------------------------------------
                                                                 Thousands of Ps.
                                                   --------------------------------------------
ASSETS

CURRENT ASSETS
   Cash and deposits in banks (Note 4 a))                 485.639        369.099        369.945
   Investments (Note 4 b))                                     44             41             44
   Trade receivables, net (Note 4 c))                     151.806         94.299        116.939
   Other receivables (Note 4 d))                           20.123         10.398          9.749
   Inventories, net (Note 4 e))                             2.393          2.555          2.567
                                                   --------------  -------------  -------------
    Total current assets                                  660.005        476.392        499.244
                                                   --------------  -------------  -------------

NON-CURRENT ASSETS
   Trade receivables (Note 4 f))                                -              -            497
   Other receivables (Note 4 g))                          197.885        186.447        189.714
   Investments (Exhibit C)                                    320              -              -
   Fixed assets, net (Exhibit A)                        1.717.214      1.760.039      1.787.910
                                                   --------------  -------------  -------------
    Total non-current assets                            1.915.419      1.946.486      1.978.121
                                                   --------------  -------------  -------------
       Total assets                                     2.575.424      2.422.878      2.477.365
                                                   ==============  =============  =============

LIABILITIES

CURRENT LIABILITIES
 Debts
   Accounts payable (Note 4 h))                           141.860         90.911        119.357
   Financial debt (Note 4 i))                           1.587.705      1.597.836      1.524.778
   Payroll and social security payable                      8.545          7.749          7.412
   Taxes payable                                           36.162         27.768         35.200
   Other liabilities                                       35.455         31.941         30.402
                                                   --------------  -------------  -------------
     Total Debts                                        1.809.727      1.756.205      1.717.149
                                                   --------------  -------------  -------------
   Provision for contingencies (Exhibit E)                  2.986          1.924          1.929
                                                   --------------  -------------  -------------
     Total current liabilities                          1.812.713      1.758.129      1.719.078
                                                   --------------  -------------  -------------

NON-CURRENT LIABILITIES
   Accounts payable (Note 6)                               16.447         12.008         10.841
                                                   --------------  -------------  -------------
    Total non-current liabilities                          16.447         12.008         10.841
                                                   --------------  -------------  -------------
       Total liabilities                                1.829.160      1.770.137      1.729.919
                                                   --------------  -------------  -------------

SHAREHOLDERS' EQUITY (as per related statements)          746.264        652.741        747.446
                                                   --------------  -------------  -------------
       Total                                            2.575.424      2.422.878      2.477.365
                                                   ==============  =============  =============

Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

                                                                      Jorge E. Verruno
                                                             Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

                     UNAUDITED INTERIM STATEMENTS OF INCOME
             FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004


                                                            September 30,
                                                   -----------------------------
                                                          2005          2004
                                                   -----------------------------
                                                    Thousands of Ps., except for
                                                       per share information
                                                   -----------------------------

Sales (Note 4 j))                                        711.822        617.035

Operating cost (Exhibit F)                              (551.197)      (465.257)
                                                   --------------   ------------

     Gross profit                                        160.625        151.778

Administrative expenses (Exhibit H)                      (41.007)       (37.810)

Selling expenses (Exhibit H)                             (37.008)       (49.942)
                                                   --------------   ------------

     Operating income                                     82.610         64.026


Equity in incomes of affiliate                               102              -


Financing and holding results generated by assets
 Holding results                                            (486)           492
 Interest income                                          10.814          5.798
 Exchange (loss) gain and discounts                       (7.908)         3.396

Financing and holding results generated by liabilities
 Holding results                                          (6.875)        (3.181)
 Interest on comercial operations                           (764)           (71)
 Interest on financial operations                        (81.162)       (79.669)
 Exchange gain (loss)                                     95.582        (19.174)
 Others                                                     (764)          (807)

Other income, net                                          2.374            918
                                                   --------------   ------------

     Income (loss) before income tax                      93.523        (28.272)

Income tax (Note 3.5.j))                                       -              -
                                                   --------------   ------------

     Net income (loss) for the period                     93.523        (28.272)
                                                   ==============   ============

Basic income (loss) per share (Note 3.6.)                   0,16          (0,05)
Diluted income (loss) per share (Note 3.6.)                 0,16          (0,05)


Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.

         UNAUDITED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

-------------------------------------------------------------------------------------------------------------------------
                                                     SHAREHOLDERS'
                                                     CONTRIBUTIONS
                                    --------------------------------------------
            MAIN ACCOUNTS             COMMON STOCK   ADJUSTMENT TO     TOTAL       LEGAL      UNAPPROPRIATED      TOTAL
                                    ---------------  COMMON STOCK                 RESERVE      RETAINED       SHAREHOLDERS'
                                        SHARES                                                 EARNINGS          EQUITY
                                      OUTSTANDING                                              (DEFICIT)
-------------------------------------------------------------------------------------------------------------------------
                                                                    Thousands of Ps.
                                    -------------------------------------------------------------------------------------

Balance as of December 31, 2004           569.171       684.769     1.253.940      45.376      (646.575)          652.741

Net income for the period                       -            -              -           -        93.523            93.523
                                    -------------------------------------------------------------------------------------
Balance as of September 30, 2005          569.171       684.769     1.253.940      45.376      (553.052)          746.264
                                    -------------------------------------------------------------------------------------

Balance as of December 31, 2003           569.171       684.769     1.253.940      45.376      (523.598)          775.718

Net loss for the period                         -             -             -           -       (28.272)          (28.272)
                                    -------------------------------------------------------------------------------------
Balance as of September 30, 2004          569.171       684.769     1.253.940      45.376      (551.870)          747.446
-------------------------------------------------------------------------------------------------------------------------
Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

                                                                                      Jorge E. Verruno
                                                                             Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina

                                  METROGAS S.A.


                   UNAUDITED INTERIM STATEMENTS OF CASH FLOWS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                                            September 30,
                                                   -----------------------------
                                                          2005          2004
                                                   -----------------------------
                                                           Thousands of Ps.
                                                   -----------------------------

Cash flow from operating activities
     Net income (loss) for the period                     93.523        (28.272)
Interest expense accrued during the period                81.162         79.669
Income tax accrued during the period                           -              -

Adjustments to reconcile net income (loss) to
net cash provided by operating activities:
  Equity in losses of affiliate                             (102)             -
  Depreciation of fixed assets                            71.893         57.770
  Net book value of fixed assets retired                   1.202            841
  Allowance for doubtful accounts                        (11.704)         7.871
  Allowance for inventory obsolescence                       418            297
  Contingencies reserve                                    1.062              -
  Materials consumed                                       1.407          1.183
  Financial and holding results                            6.875          3.181
  Exchange differences                                   (95.582)        19.174

Changes in assets and liabilities
  Trade receivables                                      (45.803)       (47.814)
  Other receivables                                      (21.163)       (16.384)
  Inventories                                             (1.357)        (1.332)
  Accounts payable                                        54.742         67.323
  Payroll and social security payable                        796            979
  Taxes payable                                           16.994         19.988
  Other liabilities                                        3.351         (5.070)
  Interest payable and other                              (2.894)        (1.913)
  Contingencies reserve                                                    (458)
  Minimum notional income tax paid for the period         (8.600)        (8.170)
                                                   --------------   ------------
     Net cash provided by operating activities           146.220        148.863
                                                   --------------   ------------

Cash flow used in investing activities
  Increase in fixed assets                               (29.495)       (18.497)
  Acquisition of MetroENERGIA S.A. common stock             (182)             -
                                                   --------------   ------------
     Net cash used in investing activities               (29.677)       (18.497)
                                                   --------------   ------------

Increase in cash and cash equivalents                    116.543        130.366
Cash and cash equivalents at the
beginning of the year                                    369.140        239.623
                                                   --------------   ------------
    Cash and cash equivalents at the
     end of the period                                   485.683        369.989
                                                   ==============   ============


Notes 1 to 15 and Exhibits A, C, D, E, F, G and H are an integral part of these financial statements.

                                                        Jorge E. Verruno
                                              Chairman of the Board of Directors

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 1 - THE COMPANY'S BUSINESS

MetroGAS S.A. (the "Company" or "MetroGAS"), a gas distribution company, was incorporated on November 24, 1992 and began operations on December 29, 1992, when the privatization of Gas del Estado S.E. ("GdE") (an Argentine Government-owned enterprise) was completed.

Through Executive Decree No. 2,459/92 dated December 21, 1992, the Argentine Government granted MetroGAS an exclusive license to provide the public service of natural gas distribution in the area of the Federal Capital and southern and eastern Greater Buenos Aires, by operating the assets allocated to the Company by GdE for a 35-year period from the Takeover Date (December 28, 1992). This period can be extended for an additional 10-year period under certain conditions.

As further described in Note 2, the conditions under which the Company develops its activity and its regulatory framework have been significantly modified.


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION

Since December 2001 the Government adopted a number of measures in order to face up to the crisis the country was undergoing, which implied a deep change in the economic model effective so far. One of the most important measures was the implementation of a floating rate of exchange that resulted in a significant devaluation during the first months of 2002, the pesification of certain assets and liabilities in foreign currency deposited in the country and the ensuing increase of internal prices.

The following are some of the measures adopted by the Government, which are still in force as of the date of issuance of these unaudited interim financial statements and their effect on the economic and financial position of the Company.

Foreign currency-denominated financial debts to financial institutions in the Argentine financial system

On February 3, 2002 the Government issued Executive Order No. 214 providing that debts denominated in US dollars or other foreign currencies owed to financial institutions in the Argentine financial system on that date were converted into pesos at a rate of Ps. 1 per US$ 1 (or at an equivalent rate for other currencies). The principal amount of such debt is subject to a benchmark stabilization coefficient ("CER") and an interest rate from February 3, 2002. As of September 30, 2005, the financial debt (original capital) of MetroGAS, to be valued as described above, amounted to Ps. 73,443 thousand.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Regulatory framework

In connection with contracts for public works and services, the Emergency Law provides that clauses providing for tariffs to be set at the peso equivalent of tariffs expressed in US dollars, as well as tariff indexation clauses based on the price indexes of other countries or any other indexation mechanisms, will no longer be given effect and that tariffs expressed in US dollars be converted into pesos on a Ps. 1 = US$ 1 basis. The Emergency Law further provides for the renegotiation of public utility licenses and specifies that the renegotiated provisions not prevent utility companies from complying with their obligations in the ordinary course of business. The Emergency Law authorized the Government to renegotiate public utility licenses taking into account the following: (a) the impact of the tariffs on the competitiveness of the economy and on income distribution; (b) the quality of services and the contractually required investment programs; (c) the interest of users as well as service access conditions; (d) the safety of the systems involved; and (e) company profitability.

On February 12, 2002, the Government issued Executive Order No. 293/02, which entrusted the Economy Ministry ("EM") with the renegotiation of public utility licenses and created a Committee for the Renegotiation of Contracts for Public Works and Services (the "Renegotiation Committee").

The License renegotiation process started formally on March 21, 2002, the date on which the Renegotiation Committee distributed to the natural gas distribution and transportation companies the guidelines for such renegotiation approved by the EM. On April 9 and 16, 2002, MetroGAS filed with the Renegotiation Committee the information required by those guidelines and made a detailed reservation of the Company's and its investors' rights. On April 17, 2002, MetroGAS made its oral presentation before the Renegotiation Committee in accordance with the guidelines.

This renegotiation process has been affected by a court order dated May 16, 2002 preventing the Renegotiation Committee from making any decision until it submits to the consumer representative a copy of the documentation filed by the licensee companies, and allows him to participate in the meetings in which technical matters are discussed. The EM has appealed this order. The Government also established that any and all claims for breach of the licenses that are being renegotiated are to be filed with the Renegotiation Committee. Any claim filed by a licensee outside the renegotiation process will result in automatic exclusion from the process. MetroGAS has challenged this Executive Order by appropriate proceedings. Resolution No. 308/02, published on August 16, 2002, provided that regulatory and enforcement authorities with jurisdiction over public utility licensees should continue exercising their authority and powers.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Finally, the Resolution provided that, should licensee companies file a claim with a court or submit a claim to arbitration in connection with the alleged breach of contract based on emergency rules while the renegotiation process is in progress, such companies shall be summoned by the EM to abandon the action under penalty of being excluded from the renegotiation process. MetroGAS has challenged the Executive Order by appropriate proceedings.

Executive Order No. 1,834 was published on September 17, 2002 and is valid through the last day of the emergency period declared by the Emergency Law. This Executive Order provides that the filing for reorganization proceedings or of a petition in bankruptcy by or against a public utility company involved in the renegotiation process shall not lead to termination of their licenses notwithstanding contrary provisions of such licenses.

The EM convened a public hearing to be held on September 26, 2002 to discuss emergency rate adjustments requested by the gas transportation and distribution companies. Furthermore, the National Gas Regulatory Authority ("ENARGAS") summoned all transportation and distribution licensee companies to a public hearing to be held on November 18, 2002 to discuss this demand. Both hearings were not held because they were temporarily enjoined at the request of the Ombudsman of the Autonomous City of Buenos Aires and certain consumer organizations.

Through Executive Orders No. 2,437/02 and No. 146/03 the National Executive Power provided for the temporary readjustment of gas and electricity rates. However, through injunctions brought by the Ombudsman of the Autonomous City of Buenos Aires, the National Ombudsman and consumer associations, the suspension of the effects of Executive Orders No. 2,437/02 and No. 146/03 was ordered.

In March 2003, MetroGAS requested the EM, in his capacity as President of the Renegotiation Committee, to continue and complete stage III established in Resolution EM No. 20/2002. The Minister of Economy responded to MetroGAS' note by confirming that the renegotiation process was still in progress.

Before the assumption of the actual president, Nestor Kirchner, MetroGAS sent a note with a summary of the Company's participation in the different stages of the renegotiation process until that date.

The actual administration that took office on May 25, 2003 signed Decree No. 311 through which a Unit of Renegotiation and Public Services Analysis (the "Unit") was set up within the EM and the Ministry of Federal Planning Public Investment and Service ("MPFIPS"). Its mission is to advice the Government in the renegotiation process of public utility contracts pursuant to the Emergency Law.

This Unit is authorized to sign full or partial agreements for the renegotiation of contracts with licensees for subsequent approval by the Executive Branch, submit projects associated to possible temporary rate adjustments, make recommendations for the operation of services and develop a proposal for a general regulatory framework.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

On October 1, 2003, the Government passed Law 25,790 that extends until December 31, 2004 the deadline for renegotiation of the public utility contracts under the Emergency Law. This deadline was extended for a year until December 31, 2005, through Law 25,972 issued in the Official Bulletin on December 17, 2004.

The Unit summoned licensee companies to a meeting, held on November 26, 2003, to establish a schedule of activities to analyse different issues related to the license renegotiation. On November 28, 2003 the Unit sent MetroGAS the Guidelines for Renegotiation including a schedule of activities.

On January 13, 2004, MetroGAS sent a note to the Unit proposing to include in the agenda issues that the Company considers relevant.

As of the mentioned date the Unit sent a project of Letter of Understanding to all gas distributor where basic information was referred to non attached exhibits. The Company, according to response sent on January 27, 2005, understands that since being an incomplete document not arisen from negotiations maintained between the parties, MetroGAS does not have the necessary means to evaluate the project properly.

On February 3, 2005, UNIREN sent a new note, expressing its disagreement towards the line of argument and conclusions stated by MetroGAS in the note dated January 27, 2005.

MetroGAS' replied to the UNIREN's last note received on February 18, 2005, expressing that during the course of the process started by the government, the Company complied with the submittance of all requested information, besides making additional presentations aimed at finishing Phase III of the process and at arranging the License Contract on mutual agreement without introducing structural changes, so as to preserve during the emergency the contract itself and the conditions originally agreed upon, with the intention of restoring them in the future. In addition it was stated that in spite of the delay in the regularization of the License Contract, the service is rendered in a normal, regular, continuous and efficiency way, keeping the quality level of the presentations, although the inexistence of actions or measures by the government contributing to minimizing the higher cost of the system's operation, maintenance and development.

In March 2005, through Joint Resolution EM No. 123/05 and MPFIPS No. 237/05, the Government summoned electricity and gas utility companies to Public Hearing in order to consider the terms and conditions of possible contract adjustments during the process developed within the framework of the Law of Public Emergency and other complementary norms. As of the date of issuance of these unaudited interim financial statements certain companies have not yet signed the Letters of Understanding proposed by the Government.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

A Public Hearing was held on April 22, 2005, when the Letter of Understanding proposed by UNIREN to MetroGAS was discussed. The proposal continues being renegotiated.

In June 2005 UNIREN sent MetroGAS, through note No. 1,449/05, a new proposal regarding the license renegotiation. Even when this proposal includes improvements regarding the original guidelines of the previous Letter of Understanding, MetroGAS' response to UNIREN expressed that it is still an unilateral proposal and made known its disposition to negotiate a balanced agreement for both parties that is taking place in these days.

New regulations

In mid-February 2004 the Executive Power issued two Executive Orders which provisions could influence the Company's operating activities and its economic and financial performance. Executive Order No. 180/04 established an investment scheme for basic gas infrastructure works, creating two categories (firm sale and interruptible sale) for Compress Natural Gas customer, as well as an Electronic Gas Market to coordinate transactions associated to gas purchase at the Spot market and to secondary gas transportation and distribution markets. Executive Order No. 181/04 enabled the energy authorities to enter into agreements with gas producers to determine an adjustment in the price of gas purchased by gas distributors and the implementation of applicable mechanisms to users who purchase their own gas directly as distributors would no longer be able to supply them. Furthermore, the Order divided "residential" customers in three categories according to consumption.

Later on a set of resolutions and provisions was issued to regulate the abovementioned executive orders. The main provisions refer to: i) suspension of the exportation of surpluses of natural gas useful for internal supply, ii) development of a Rationalization Programme for the Exportation of Natural Gas and Use of Transportation Capacity, iii) ratification of the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System, through which the Company has restructured all of its natural gas purchase contracts (Note 14), iv) prizes for reduced consumption below defined thresholds and the application of additional charges to certain customers that exceed them, established by the Programme for the Rational Use of Energy ("PURE"), suspended from September to April of each year, becoming reestablished since April 15, 2005 through Resolution No. 624/05 of the Energy Secretariat, v) creation and constitution of a Trust System through a Trust Fund, vi) approval of a useful cut-off mechanism to ensure supply to uninterruptible customers and vii) creation of a Gas Electronic Market to supply natural gas under spot conditions and secondary transportation and distribution markets, operated by Buenos Aires Stock Exchange and ruled by the Energy Secretariat.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

In May 2005 the Energy Secretariat issued Resolution No. 752/05, modified by Resolution No.930/05, which establishes that since September 1, 2005 the gas distribution service providers will not be able to sign short, medium and long term natural gas purchase contracts at points of entry into the Transportation System to supply firm and interruptible Large Customers, General Service "G" customers and General Service "P" customers, whose average monthly consumption during last year of consumption was equal or higher than 150,000 m3/month. This Resolution also establishes that providers are not allowed to use natural gas volumes available from contracts currently in force to supply the mentioned customers. Additionally, since January 1, 2006, the distributors will not be allowed to sign gas purchase contracts to supply neither General Service "P" customers with an average monthly consumption during last year of consumption higher than 9,000 m3 and lower than 150,000 m3 nor Compressed Natural Gas stations.

As of date of issuance of these unaudited interim financial statements it is neither possible to predict the result of the renegotiation process nor to establish the final implications that the above-mentioned norms will have on the Company's operations and results.

MetroENERGIA S.A. constitution

According to the new regulations, the Board of Directors of MetroGAS decided to create a stock company where MetroGAS holds 95 % of the Common Stock and whose purpose is to buy and sell natural gas and/or its transportation on its own, on behalf of or associated to third parties. The Company was incorporated on April 20, 2005 and registered in the Public Registry of Commerce on May 16, 2005 under the name of MetroENERGIA S.A. ("MetroENERGIA"). The remaining shareholders are British Gas Argentina S.A. and YPF S.A., holding 2,73% and 2,27% of MetroENERGIA Common Stock respectively.

Dated July 13, 2005, through a note from ENARGAS, MetroENERGIA obtained the provisional registration in the Marketers Registry. As of July 28, 2005, MetroENERGIA obtained the definitive registration as a Marketer.

Since the mentioned registration, MetroENERGIA has signed natural gas supply agreements with different producers to supply users that must purchase gas from third providers. Likewise, MetroENERGIA has signed natural gas supply contracts with large customers, General Service "G" users and General Service "P" users whose average consumption was higher than 150,000 m3 / month in the last year of consumption. MetroENERGIA is carrying out commercial negotiations in order to become a supply alternative for the rest of General Service "P" users and CNG stations that must acquire natural gas directly as from January 1, 2006.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

Contracts denominated in US dollars or containing dollar adjustment clauses

The Emergency Law contains provisions governing contracts between private parties existing as of the effective date of the Emergency Law, which provide for payment in foreign currencies or contain foreign currency adjustment clauses. In this regard, the Emergency Law provides for conversion into pesos of all obligations at an exchange rate of Ps. 1 per US$ 1. Should the result be too burdensome for one of the parties and should the parties fail to agree to modifications of such obligations, the matter may be referred to the courts in order for an equitable result to be established. Obligations arising after the passing of the Emergency Law may not be subject to adjustment clauses.

The Company is a party to a number of such contracts, the most material of which are for the gas purchase of natural gas and are essential to permit the Company to serve its customer. Under the provisions established in the Agreement for the Implementation of the Schedule for the Normalization of Gas Prices abovementioned and the renegotiation of most of the contracts agreed with the Company's gas suppliers, subject to the continuous compliance by the National Government with all the obligations it has assumed, gas producers with whom there have been renegotiations would commit themselves to suspend actions and/or procedures brought against the Gas Distributors for claims resulting from the abovementioned law, which suspension would become a final waiver on December 31, 2006.

Deferral of the exchange losses deduction for income tax purposes

Up to 20% of the losses arising from the conversion to pesos of foreign currency-denominated assets and liabilities existing as of the effective date of the Emergency Law at an exchange rate of Ps. 1.4 per US$ 1 are deductible for income tax purposes in each of the first five fiscal years ended after the effective date of the Emergency Law. The deferred income tax asset arising as a result of this provision is recorded in the unaudited interim financial statements as of September 30, 2005 as stated in Note 3.5.j).

Impact on the Company's financial and economic position

The provisions of the Emergency Law modify the rules of the Regulatory Framework applicable to the transportation and distribution of natural gas (principally rules providing for tariffs to be calculated in US dollars and stated in pesos and for tariff adjustments by reference to international indexes).

The regulations governing gas distribution guaranteed that foreign investments made in Argentina would be protected under the principle of "legal security" at the federal level (Law No. 24,076 and its regulations) and at the supranational level (execution of Bilateral Treaties on Promotion and Mutual Protection of Investments). This structure was based on a currency board system, dollar-denominated tariffs and tariff adjustments on the basis of international indexes.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

This structure has been seriously affected not only by the measures adopted as a result of the emergency but also because it has de facto been abrogated, leading to legal uncertainty that makes it impossible for the Company to invest and carry on its business. Remedying these problems goes well beyond the scope of the renegotiation process.

Normalizing the License requires that the fundamental guidelines of the Regulatory Framework and the bidding rules under which investors decided to take part in the privatisation process be respected.

In view of the substantial and significant adverse changes that have taken place in Argentina, on March 25, 2002, MetroGAS announced the suspension of its principal and interest payments on all of its financial debt (Note 9).

The circumstances above described, have been considered by MetroGAS' management in performing the significant accounting estimates included in these unaudited interim financial statements including those related to the recoverable value of non-current assets. The Company's management periodically performs economic and financial projections based on alternative scenarios that consider macroeconomic, financial, market and regulatory matters. In preparing projections, the Company's management has considered the effect of expected tariffs changes, as well as certain adjustments to the Company's operating costs to recompose its economic and financial equation. Actual future results could differ from those estimates.

The Company's action plan

The Company's management has implemented an action plan in order to reverse the major impact of the current emergency on the Company. Some of the main steps under way include the following:

o To continue the process in connection with the renegotiation of the License;

o To continue the action plan in order to modify contracts in light of the current situation;

o To continue with the plan for reducing investments and expenses without thereby affecting the Company's obligation and ability to provide normal and reliable service to its customers;

o To maintain strict financial control in order to adjust financial expenditures to internally generated funds until financial system liquidity is restored;

o To secure any necessary tax advice in order to make the best possible use of tax loss carry forwards arising out of the impact of the emergency on the Company's results; and

o To continue with the plan to restructure all of the Company's financial indebtedness (Note 9).


The impact of the measures adopted by the Government on the Company's unaudited interim financial statements as of September 30, 2005 has been calculated on the basis of projections

      Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004

NOTE 2 - THE ARGENTINE ECONOMIC SCENARIO AND ITS IMPACT ON THE
         COMPANY'S ECONOMIC AND FINANCIAL POSITION (Contd.)

and estimates made by MetroGAS' management. Actual future results could differ from such projections and such differences could be significant. Consequently, the Company's unaudited interim financial statements may not reflect all adjustments that could result from these adverse conditions. It is not possible to predict the evolution of the Argentine economy, the outcome of the renegotiation of the License or of contracts (including debt obligations) denominated in US dollars or other foreign currencies or their consequences on the Company's financial and economic position. Accordingly, any decisions made on the basis of these unaudited interim financial statements should take account of the foregoing and the unaudited interim financial statements should be read in light of such uncertainties.


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS

Below are the most relevant accounting standards used by the Company to prepare its financial statements, which were applied consistently with those for the previous year.

3.1. Preparation and presentation of unaudited interim financial statements

The unaudited interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the FACPCE approved with certain amendments by the CPCECABA in accordance with the resolutions of the National Securities Commission ("CNV").

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The unaudited interim financial statements for the nine months ended September 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

3.2. Accounting estimates

The preparation of unaudited interim financial statements at a given date requires that management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the unaudited interim financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, at a given moment, for example, the allowance for

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)

doubtful accounts, depreciation, the recoverable value of assets, the income tax charge and provisions for contingencies. Actual results might differ from estimates and evaluations made at the date of preparation of these unaudited interim financial statements.

3.3. Recognition of the effects of inflation

These unaudited interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the unaudited interim financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period.

As from that date, restatement of unaudited interim financial statements has been discontinued. This criterion is not in accordance with prevailing professional accounting standards, under which financial statements must be restated until September 30, 2003.

The rate used for restatement of items was the IPIM published by the INDEC.

3.4. Comparative information

In accordance with professional accounting standards, the Company shows the information included in the unaudited interim balance sheet at September 30, 2005 in comparative format with that at December 31, and September 30, 2004, since it is engaged in seasonal activities.

Certain amounts in the unaudited interim financial statements for the nine months ended on September 30, 2004 were reclassified for presentation on a comparative basis with those for the current period.

3.5. Valuation criteria

a) Cash and deposits in banks

Cash on hand has been recorded at its nominal value.

b) Foreign currency assets and liabilities

Foreign currency assets and liabilities were valued at period-end exchange rates.

c) Short-term investments

National Government Bonds ("BODEN") were valued at their market value at the end of the period.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)

At September 30, 2004, Debt Settlement Bonds of the Province of Buenos Aires ("BOCANOBA") were valued at nominal value multiplied by Ps. 1.4 (Note 5) as they are denominated in US$ and used for settlement of tax liabilities accepted at that value.

d) Trade receivables and accounts payable

Trade receivables and accounts payable were valued at their nominal value incorporating financial results accrued through period-end, where applicable. The values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Trade receivables include accrued services pending billing at period-end.

The line headed PURE Resolution 415/04 corresponds to the Program for the Rational Use of Energy, comprising the recognition of incentives and additional charges for excess consumption in force between April 29 and September 14, 2004. On April 15, 2005 Resolution No. 624/05 came into effect, reestablishing the program until September 30, 2005.

The balance for this item included in trade receivables corresponds to bonuses for consumption pending billing, while the amount recorded under accounts payable corresponds to additional charges for consumption, to be deposited in the Trust Fund indicated by ENARGAS.

The line headed Transportation Trust Fund corresponds to the billed charges related to transportation pipeline extension, as per ENARGAS rules.

Trade receivables are shown net of the allowance for doubtful accounts, which is based on management's collection estimates.

e) Financial debt

Financial debts were valued at nominal value plus financial results accrued at the end of the period. Values thus obtained do not significantly differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at the sums received, net of transaction costs, plus financial results accrued at the internal rate of return estimated at that time.

f) Other receivables and payables

Other receivables and payables were valued at their nominal value incorporating financial results accrued through period-end, where applicable. Values thus obtained do not significantly

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)


differ from those that would have been obtained had current accounting standards been applied, which establish that they must be valued at their spot price at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at each moment.

Sundry non-current tax credits were valued based on the best estimate of the sum receivable, discounted applying the interest rate on savings accounts published by Banco de la Nacion Argentina in force at the end of the period, except for deferred tax assets that have not been discounted.

In accordance with CNV regulations and as indicated above, deferred tax assets have not been discounted. This criterion is not in accordance with the accounting standards in force in the Autonomous City of Buenos Aires, which require that those balances be discounted. The effect of this deviation is a decrease in deferred tax assets amounting to Ps. 1.3 million.

The discounted value was calculated at the rate of interest applicable to savings accounts, published by Banco de la Nacion Argentina, in accordance with Management estimates, to reflect the best estimate within the estimated term of recovery of the credits.

g) Inventories

Warehouse materials were valued at their period-end replacement cost.

The value thus obtained, net of the allowance for inventory obsolescence, is less than the respective recoverable value estimated at the end of each period.

h) Non-current investments

The permanent investment in the controlled company MetroENERGIA has been valuated according to the equity method based on the unaudited interim financial statements as of September 30, 2005 issued by the company.

The accounting standards used by the controlled company for preparing the unaudited interim financial statements are the same used by MetroGAS.

The value thus obtained is less than the respective recoverable value estimated at the end of the period.

i) Fixed assets

For assets received at the time of granting of the License, the global transfer value defined in the Transfer Agreement arising as an offsetting item of contributions made and transferred liabilities restated following the guidelines indicated in Note 3.3. has been considered as original value of fixed assets.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)

Based on special work performed by independent experts, the global original value mentioned above was appropriated among the various categories of items making up that value, assigning as useful life the remaining years of service estimated by the Company on the basis of type of item, current status, and renewal and maintenance plans.

Assets incorporated to net worth after granting of the License were valued at restated acquisition cost, following the guidelines indicated in Note 3.3., except in the case of distribution networks built by third parties (various associations and cooperatives) which, as established by ENARGAS, are valued at amounts equivalent to certain cubic meters of gas.

Fixed assets are depreciated by the straight-line method, using annual rates sufficient to extinguish their values by the end of their estimated useful lives. Depreciation was computed based on the amount of these assets adjusted for inflation at March 1, 2003.

The Company capitalizes net costs generated by financing with third party capital of works construction of which takes place over extended periods, until their start up. As mentioned in Note 9 the amount of interest capitalized during the nine months ended September 30, 2005 and 2004 amounted to Ps. 956 thousand and Ps. 747 thousand, respectively, and to Ps. 883 for the year ended December 31, 2004. During the nine months ended September 30, 2005 and 2004, the Company capitalized Ps. 3,257 thousand and Ps. 1,650 thousand, respectively, and Ps. 2,142 thousand for the year ended December 31, 2004, corresponding to the portion of operating costs attributable to planning, execution and control of investments in fixed assets.

Gas in pipelines is valued at acquisition cost restated following the guidelines indicated in Note 3.3..

Aggregate value of these assets is less than recoverable value at the end of the period.

j) Income tax

The Company recognized the income tax charge by the deferred tax liability method, recognizing temporary differences between accounting and tax assets and liabilities measurements.

Deferred tax assets are mainly generated by tax loss carry forward. Deferred tax liabilities are mainly generated by temporary differences between the accounting valuation and the tax value of fixed assets and other assets captions, mainly due to different depreciation criteria and the treatment of financial results (interest, exchange differences and adjustment for inflation) capitalized under those items.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to the temporary differences identified and tax loss carry

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)


forwards, considering the legal regulations in force at the date of issuance of these unaudited interim financial statements.



The following table shows changes and breakdown of deferred tax assets and liabilities:

Deferred assets


                                 Estimated
                                 loss carry      Trade      Financial                Valuation
                                 forwards     receivables     debt        Other      allowance       Total
--------------------------------------------------------------------------------------------------------------
                                                             Thousands of Ps.
--------------------------------------------------------------------------------------------------------------
Balances as of December 31,         299,475      12,734      21,397       18,741     (196,212)      156,135
2004
Charges to statement of             (41,584)     (4,361)    (10,699)       3,395       48,809        (4,440)
income
--------------------------------------------------------------------------------------------------------------
Balances as of September 30,        257,891       8,373      10,698       22,136     (147,403)      151,695
2005




Deferred liabilities

                                           Fixed assets             Other               Total
-------------------------------------------------------------------------------------------------
                                                                Thousands of Ps.
-------------------------------------------------------------------------------------------------
Balances as of December 31, 2004               (9,507)             (4,437)            (13,944)
Charges to statement of income                   4,994               (554)              4,440
-------------------------------------------------------------------------------------------------
Balances as of September 30, 2005               (4,513)            (4,991)             (9,504)



Deferred assets generated by the tax loss carry forward recorded by the Company at September 30, 2005 amount to approximately Ps. 257,891 thousand at the end of the period and Ps. 299,475 thousand at the beginning of the period. That tax loss carry forward can be offset against profits for future years, Ps. 227,996 thousand expiring in 2007 and Ps. 29,895 thousand expiring in 2009.

The realization of deferred tax assets, including the mentioned tax loss carry forward, depends on the future generation of taxable profits in those years in which temporary differences are deductible. To determine the realization of assets, the Company considers the reversal of deferred tax assets and liabilities, their tax planning and the projection of future taxable profits based on its best estimate, following the guidelines detailed in Note 2.

Based on management's estimates, MetroGAS recorded a valuation allowance on deferred income tax assets amounting to Ps. 147,403 thousand and Ps. 196,212 thousand at the end and beginning of period, respectively.

Net deferred assets at the beginning and end of the period derived from the information included in the preceding tables amount to Ps. 142,191 thousand.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)

Below is the reconciliation between income tax expensed and the amount resulting from application of the corresponding tax rate to the accounting profit before tax:


                                                                            September 30,
                                                             -----------------------------------------
                                                                     2005                   2004
                                                              ----------------------------------------
                                                                         Thousands of Ps.
                                                             -----------------------------------------
  Income tax expense (benefit) calculated using the
  statutory rate over pre-tax income (loss)                             32,733                 (9,895)
  Permanent differences
  ---------------------
        Restatement into constant currency                              11,824                 11,568
        Non deductible expenses and non-
        computable income                                                4,252                 (2,503)
  Valuation allowance on deferred income tax assets                    (48,809)                   830
                                                             ------------------     ------------------
  Total income tax                                                           -                      -
                                                             ------------------     ------------------



k) Minimum notional income tax

The Company calculates minimum notional income tax by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company's tax obligation for each year will agree with the higher of the two taxes. If in a fiscal year, however, minimum notional income tax obligation exceeds income tax liability, the surplus will be computable as a down payment of income tax through the next ten years.

The Company recognized minimum notional income tax accrued during the period and paid in previous years as a credit, since it estimates that it can be claimed as payment on account of income tax in future years. That credit is shown under Other non-current receivables.

l) Severance pay

Severance pay is expensed when paid.

m) Balances with related parties

Balances with related parties mainly generated by operations and sundry services were valued based on conditions agreed between the parties.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 3 - BASES OF PRESENTATION OF THE UNAUDITED INTERIM FINANCIAL
         STATEMENTS (Contd.)

n) Provision for contingencies

Set up to cover labor or commercial contingencies and sundry risks that could give rise to liabilities to the Company. In estimating the amounts and probability of occurrence the opinion of the Company's legal counsel has been taken into account. Insurance coverage taken out by the Company has also been considered. At the date of issuance of these unaudited interim financial statements, Management considers that there are no elements to determine other contingencies that could have a negative impact on the unaudited interim financial statements.

o) Shareholders' equity accounts

Movements in shareholders' equity accounts were restated following the guidelines detailed in Note 3.3.

The "Common Stock" account has been stated at historical nominal value. The difference between the amount stated in uniform currency and historical nominal value was shown in the "Common Stock adjustment account" making up the shareholders' equity.

p) Recognition of income

The Company recognizes sales revenue based on gas deliveries to customers, including estimated gas volumes delivered pending billing at the end of each period. Volumes delivered were determined based on gas volumes purchased and other data.

q) Statements of income accounts

Statements of income accounts are shown at nominal value.

3.6. Basic and diluted income (loss) per share

Basic and diluted income (loss) per share are calculated based on weighted average shares at September 30, 2005 and 2004, respectively, amounting to 569,171,208. As the Company does not hold preferred shares or debt convertible into shares, both indicators are equivalent.

3.7. Information by segment

The Company exclusively operates in the providing of gas distribution services. The remaining activities do not qualify as segments that should be disclosed separately in accordance with the guidelines of Technical Pronouncement No. 18 of the FACPCE.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED INTERIM
         FINANCIAL STATEMENTS

Details regarding the significant amounts included in the accompanying unaudited interim financial statements are as follows:



                                     September 30,     December 31,      September 30,
                                    ---------------------------------------------------
                                         2005             2004               2004
                                    ---------------------------------------------------
                                                      Thousands of Ps.
                                    ---------------------------------------------------
Assets
Current assets
a) Cash and deposits in banks
        Cash                                519             272                 612
        Banks                           481.419         367.260             364.378
        Collections to be deposited       3.701           1.567               4.955
                                        -------         -------             -------
                                        485.639         369.099             369.945
                                        =======         =======             =======

b) Investments (Exhibit D)
        Government securities                36              40                  43
        Saving account deposits               8               1                   1
                                        -------         -------             -------
                                             44              41                  44
                                        =======         =======             =======

c) Trade receivables, net
        Trade accounts receivable       122.365         144.946             155.020
        Unbilled revenues                52.337          18.410              34.527
        Change in turnover tax for
         Province of Buenos Aires
         (Note 15.1.)                     2.184           4.057               4.147
        Tax on banking transactions
         to be recovered                  5.544           4.687               4.646
        PURE Resolution No. 415/04        1.654          (3.849)             (7.449)
        Related companies (Note 6)           23               -                   -
        Allowance for doubtful accounts
         (Exhibit E)                    (32.301)        (73.952)            (73.952)
                                        -------         -------             -------
                                        151.806          94.299             116.939
                                        =======         =======             =======

d) Other receivables
        Related companies (Note 6)          121              17                  59
        Other advances                   16.298           7.777               3.495
        Other receivables                   955             764                 955
        Insurance and other prepaid
         expenses                         2.749           1.840               5.240
                                        -------         -------             -------
                                         20.123          10.398               9.749
                                        =======         =======             =======

e) Inventories, net
        Warehouse materials               3.351           3.401               3.160
        Allowance for inventory
         obsolescence (Exhibit E)          (958)           (846)               (593)
                                        -------         -------             -------
                                          2.393           2.555               2.567
                                        =======         =======             =======

Non-current assets
f) Trade receivables
        Change in turnover tax for
         Province of Buenos Aires
         (Note 15.1.)                         -               -                 497
                                        -------         -------             -------
                                              -               -                 497
                                        =======         =======             =======

g) Other receivables
        Deferred income tax assets
         (Note 3.5 j))                  142.191         142.191             142.191
        Receivables for dividends
         distributed in advance               -               -               2.377
        Related companies (Note 6)            -             757               6.279
        Receivables for minimum
         notional income tax             41.209          30.398              27.749
        Deferred financing costs         14.425          12.841              10.989
        Sundry                               60             260                 129
                                        -------         -------             -------
                                        197.885         186.447             189.714
                                        =======         =======             =======


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 4 - ANALYSIS OF THE MAIN ACCOUNTS OF THE UNAUDITED INTERIM
         FINANCIAL STATEMENTS (Contd.)


                                     September 30,     December 31,      September 30,
                                    ---------------------------------------------------
                                         2005             2004               2004
                                    ---------------------------------------------------
                                                      Thousands of Ps.
                                    ---------------------------------------------------
Liabilities
Current liabilities
h) Accounts payable
     Gas and transportation              87.709          60.789              75.233
     Other purchases and services        13.872          11.011              19.350
     Related companies (Note 6)          26.477          14.665              21.520
     PURE Resolution No. 415/04           5.198           4.446               3.254
     Transportation Trust Fund            8.604               -                   -
                                        -------         -------             -------
                                        141.860          90.911             119.357
                                        =======         =======             =======

i) Financial debt (Note 9)
     Overdrafts with foreign financial
      institutions (Exhibit G)          145.500         148.950             149.050
     Overdrafts with Argintine
      financial institutions             73.443          67.716              66.980
     Negotiable bonds (face value)
      (Exhibit G)                     1.052.342       1.131.682           1.093.191
     Interest and other expenses
      payable to foreign financial
      institutions (Exhibit G)          298.781         238.206             205.910
     Interest and other expenses
      payable to Argentine financial
      institutions                       17.639          11.282               9.647
                                      ---------       ---------           ---------
                                      1.587.705       1.597.836           1.524.778
                                      =========       =========           =========

Statements of income
j) Sales
     Gas sales                          608.028                             550.606
     Transportation and
      distribution services              87.338                              50.019
     Processed natural gas sales         16.456                              16.410
                                      ---------                           ---------
                                        711.822                             617.035
                                      =========                           =========


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES

The due dates of investments, receivables and payables are as follows:


                                     September 30,     December 31,      September 30,
                                    ---------------------------------------------------
                                         2005             2004               2004
                                    ---------------------------------------------------
                                                      Thousands of Ps.
                                    ---------------------------------------------------
5.1. Investments
        - Becoming due
           under 3 months                  44              41                  44
                                      -------         -------             -------
          Sub-total                        44              41                  44
                                      -------         -------             -------
        - Without due date                320               -                   -
                                      -------         -------             -------
        Total                             364              41                  44
                                      =======         =======             =======

5.2 Receivables

        - Past due
          under 3 months               12.064          19.133               4.511
          from 3 to 6 months              931           1.168               1.117
          from 6 to 9 months              561             907                 998
          from 9 to 12 months             740             891               1.534
          from 1 to 2 years             6.683          12.890              14.032
          more than 2 years            25.573          56.121              55.078
                                      -------         -------             -------
              Sub-total                46.552          91.110              77.270
                                      -------         -------             -------
        - Without due date             14.890           5.825              13.103
                                      -------         -------             -------

        - Becoming due
          under 3 months              135.546          73.629             110.432
          from 3 to 6 months            2.898           3.126               3.593
          from 6 to 9 months            2.317           2.672               3.746
          from 9 to 12 months           2.027           2.287               3.422
          from 1 to 2 years            14.425          12.889                 546
          more than 2 years           183.460         173.558             178.739
                                      -------         -------             -------
              Sub-total               340.673         268.161             300.478
                                      -------         -------             -------
        Allowance for doubtful
         accounts                     (32.301)        (73.952)            (73.952)
                                      -------         -------             -------
        Total                         369.814         291.144             316.899
                                      =======         =======             =======

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 5 - DUE DATES OF INVESTMENTS, RECEIVABLES AND PAYABLES (Contd.)



                                     September 30,     December 31,      September 30,
                                    ---------------------------------------------------
                                         2005             2004               2004
                                    ---------------------------------------------------
                                                      Thousands of Ps.
                                    ---------------------------------------------------
5.3 Payables

        - Past due
          under 3 months                7.068           4.309             442.760
          from 3 to 6 months                -               -                 529
          from 6 to 9 months                -             405                 193
          from 9 to 12 months               -             210                 352
          from 1 to 2 years           453.635         847.895             359.804
          more than 2 years         1.145.045         756.110             732.613
                                    ---------       ---------           ---------
              Sub-total             1.605.748       1.608.929           1.536.251
                                    ---------       ---------           ---------
        - Without due date             35.193          32.409              41.935
                                    ---------       ---------           ---------

        - Becoming due
          under 3 months              166.264         114.177             147.499
          from 3 to 6 months            1.987               -               1.778
          from 6 to 9 months              499             690                 527
          from 9 to 12 months              36               -                   -
          from 1 to 2 years            16.447          12.008                   -
                                    ---------       ---------           ---------
              Sub-total               185.233         126.875             149.804
                                    ---------       ---------           ---------
        Total                       1.826.174       1.768.213           1.727.990
                                    =========       =========           =========

As of September 30, 2005, December 31, 2004 and September 30, 2004 investments corresponded to "BODEN" bearing interest at an annual rate of 1.06%. Additionally as of September 30, 2004 investments were composed of "BOCANOBA" which accrue interest at a semiannual rate of 6% and were recorded at their nominal value times Ps. 1.4 and they are used to settle tax liabilities. Pursuant to the terms of the License, in the case of invoices for services not paid when due, the Company is entitled to collect interest on overdue amounts at a rate equivalent to 150% of the 30-day interest rate in local currency, charged by Banco de la Nacion Argentina, from the due date through the date of payment. As these are overdue receivables, and following standards of prudence, the Company recognizes this income at the time of actual collection. These conditions could be modified as detailed in Note 2.

The receivable corresponding to change in turnover tax in the Province of Buenos Aires accrues interest at an annual 9.5% rate. Payables do not accrue interest, except for the Financial debts, which are set forth in Note 9. Certain payables accrue CER adjustment clause (Note 2).

       Free translation from the original financial statements prepared in
                    Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES

Gas Argentino S.A. ("Gas Argentino"), as owner of 70% of the Company's Common Stock, is the controlling shareholder of MetroGAS. MetroGAS carries out certain transactions with the shareholders of Gas Argentino or their affiliates. As of September 30, 2005, the shareholders of Gas Argentino are British Gas International B.V. (subsidiary of BG Group plc.) ("British Gas") (54.67%) and YPF S.A. ("YPF") (45.33%).

MetroGAS holds 95% of the Common Stock of MetroENERGIA and is therefore the controlling shareholder. The remaining shareholders are British Gas Argentina S.A. and YPF, holding 2,73% and 2,27% of MetroENERGIA Common Stock respectively. MetroGAS renders certain services to MetroENERGIA.

As of October 31, 2005 YPF notified MetroGAS that has transferred to YPF Inversora Energetica S.A. all of its capital contributions, rights to dividends collection and shareholders tenancy in Gas Argentino and in MetroENERGIA.

These unaudited interim financial statements include the following transactions with related companies:

o Gas supply and sales contracts with companies directly and indirectly related to YPF.
o Management fees accrued pursuant to the Technical Assistance Agreement with BG International Limited.
o Fees accrued under the terms of a Personnel Supply Agreement with BG Argentina S.A.
o Fees for maintenance and repair services paid pursuant to contracts with Astra Evangelista S.A..
o    Rendering of services and sales to transportation of gas to MetroENERGIA.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

Significant transactions with related companies are as follows:



                                                               September 30,
-----------------------------------------------------------------------------------------------------------------------------------
                                                                     2005
-----------------------------------------------------------------------------------------------------------------------------------
                                       Transportation     Other                     Technical              Fees for        Fees for
                                Gas    and distribution   income,       Gas         operator's           professional       sundry
                                sales       service        net        purchases        fees                services        services
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                                   Thousands of Ps.
-----------------------------------------------------------------------------------------------------------------------------------

Indirect controlling companies
YPF S.A.                            -          -              -         89.989                -                    -            -


Indirect joint control
BG Argentina S.A.                   -          -              -              -                -                1.118            -
Astra Evangelista S.A.              -          -             13              -                -                    -          604
Operadora de Estaciones de
Servicios S.A.                  1.854          -              -              -                -                    -            -

Controlled
MetroENERGIA                        -         23             85              -                -                    -            -

Other related parties
BG International Limited            -          -              -              -            3.742                    -            -

Board of directors and
management                          -          -              -              -                -                    -            -
-----------------------------------------------------------------------------------------------------------------------------------
                                1.854         23             98         89.989            3.742                1.118          604
-----------------------------------------------------------------------------------------------------------------------------------








                                                                        September 30,
------------------------------------------------------------------------------------------------------------------------------------
                                                                              2004
------------------------------------------------------------------------------------------------------------------------------------
                                                       Other                        Technical             Fees for         Fees for
                                         Gas           income,         Gas           operator's         professional        sundry
                                         sales          net          purchases        fees                services         services
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------


Indirect controlling companies
YPF S.A.                                     -              -          73.102                -                   26               -


Indirect joint control
BG Argentina S.A.                            -              -               -                -                1.670               -
Astra Evangelista S.A.                       -             63               -                -                    -             748
Operadora de Estaciones de
Servicios S.A.                           1.461              -               -                -                    -               -

Controlled
MetroENERGIA                                 -              -               -                -                    -               -

Other related parties
BG International Limited                     -              -               -            3.452                    -               -

Board of directors and
management                                   -              -               -                -                    -               -
------------------------------------------------------------------------------------------------------------------------------------
                                         1.461             63          73.102            3.452                1.696             748
------------------------------------------------------------------------------------------------------------------------------------


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 6 - TRANSACTIONS AND BALANCES WITH RELATED COMPANIES (Contd.)

The outstanding balances as of September 30, 2005, December 31, 2004 and September 30, 2004 from transactions with related companies are as follows:



                                                         September 30,                                      December 31,
                              ----------------------------------------------------------------- -----------------------------------
                                                             2005                                               2004
                              ----------------------------------------------------------------- -----------------------------------
                                Trade        Other
                              receivables  receivables  Accounts payable      Other liabilities  Other receivables Accounts payable
                              ------------------------ ---------------------  ----------------- ------------------ ----------------
                                                                                                                              Non-
                                Current    Current      Current  Non-current      Current       Current Non-current Current current
                              ------------------------ ---------------------  ----------------- ------------------- ---------------
                                                                                                       Thousands of Ps.
                              ----------------------------------------------------------------- -----------------------------------
Direct controlling company
Gas Argentino S.A.                -          -               -              -         -            -         -           -        -

Indirect controlling companies
YPF S.A.                          -          -          21.076              -         -            -         -       9.294        -

Indirect joint control
BG Argentina S.A.                 -          5           2.890              -         -            5         -       2.890        -
Astra Evangelista S.A.            -         (4)             26              -         -           12         -           -        -

Controlled
MetroENERGIA                     23        117               -              -        47            -         -           -        -

Other related parties
BG International Limited          -          3           2.485         16.447         -            -       757       2.481   12.008

Board of directors and
management                        -          -               -              -         -            -         -           -        -
                              ----------------------------------------------------------------- -----------------------------------
                                 23        121          26.477         16.447        47           17       757      14.665   12.008
                              ----------------------------------------------------------------- -----------------------------------




                                                         September 30,
                                     -----------------------------------------------------
                                                             2004
                                     -----------------------------------------------------

                                       Other receivables           Accounts payable
                                     ------------------------- ---------------------------
                                      Current    Non-current     Current    Non-current
                                     ------------------------- ---------------------------

                                     -----------------------------------------------------
Direct controlling company
Gas Argentino S.A.                          -          5.547           -              -

Indirect controlling companies
YPF S.A.                                    -              -      16.759              -

Indirect joint control
BG Argentina S.A.                           5              -       2.281              -
Astra Evangelista S.A.                      -              -           -              -

Controlled
MetroENERGIA                                -              -           -              -

Other related parties
BG International Limited                   54            732       2.480         10.841

Board of directors and
management                                  -              -           -              -
                                     -----------------------------------------------------
                                           59          6.279      21.520         10.841
                                     -----------------------------------------------------

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 7 - RESTRICTED ASSETS

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

A substantial portion of the assets transferred to MetroGAS by GdE has been defined in the License as "Essential Assets" for the performance of licensed service. The Company is obliged to segregate and maintain them, together with any future improvements, in accordance with certain standards defined in the License.

The Company must not, for any reason, dispose of, encumber, lease, sublease or loan Essential Assets for purposes other than providing licensed service without prior authorization from the ENARGAS. Any extensions and improvements that the Company may make to the gas distribution system after the Takeover Date may only be encumbered to collateralize loans maturing after a period of one year and used to finance new extensions of and improvements to the distribution network.

Upon expiration of the License, the Company will be obliged to transfer to the Government, or its designee, the Essential Assets listed in the updated inventory as of the expiration date, free of any debt, encumbrance or attachment.

As a general rule, upon expiration of the License, the Company will be entitled to collect the lesser of the following two amounts:

a) The value of the Company's property, plant and equipment determined on the basis of the price paid by Gas Argentino, and the original cost of subsequent investments carried in US Dollars and adjusted by the Producer Price Index ("PPI"), net of the accumulated depreciation.

b) The proceeds of a new competitive bidding, net of costs and taxes paid by the successful bidder (Note 8.1.).


NOTE 8 - REGULATORY FRAMEWORK

As contemplated by Note 2, the provisions mentioned below have been and/or may be modified. It is not possible to assess the impact of any such modifications.

The natural gas distribution system is regulated by Law No. 24,076 (the "Gas Act"), which, together with Executive Order No. 1,738/92, other regulatory decrees, the specific bidding rules ("Pliego"), the Transfer Agreement and the License establishes the Regulatory Framework for the Company's business.

The License, the Transfer Agreement and regulations promulgated pursuant to the Gas Act contain requirements regarding quality of service, capital expenditures, restrictions on transfer and encumbrance of assets, restrictions on cross ownership among gas production, transportation and distribution companies and restrictions on transfers of Common Stock of MetroGAS.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The Gas Act and the License establish ENARGAS as the regulatory entity to administer and enforce the Gas Act and applicable regulations. ENARGAS' jurisdiction extends to transportation, marketing, storage and distribution of natural gas. Its mandate, as stated in the Gas Act, includes the protection of consumers, the fostering of competition in the supply of and demand for gas, and the encouragement of long-term investment in the gas industry.

Tariffs for gas distribution services were established in the License and are regulated by the ENARGAS.

The tariff formula is subject to adjustment as from December 31, 1997, and thereafter every five years, according to criteria established by ENARGAS. The ratemaking methodology contemplated by the Gas Act and the License is the so-called "price cap with periodic review" methodology, a type of incentive regulation which allows regulated companies to retain a portion of the economic benefits arising from efficiency gains.

In addition, the Company's tariffs are subject to semi-annual adjustments as a result of changes in the US PPI and other factors and periodic adjustments in the Company's costs of purchasing and transporting gas.

8.1. Distribution License

Upon expiration of the original 35-year term, MetroGAS may apply to ENARGAS for a renewal of the License for an additional ten-year term. ENARGAS is required at that time to evaluate the Company's performance and make a recommendation to the Government. MetroGAS would be entitled to such ten-year extension of its License unless ENARGAS can prove that MetroGAS is not in substantial compliance with all its obligations stated in the Gas Act and its regulations and in the License.

At the end of the 35-year or 45-year term, as the case may be, the Gas Act requires that a new competitive bidding be held for the License, in which MetroGAS would have the option, if it has complied with its obligations, to match the best bid offered to the Government by any third party.

As a general rule, upon termination of the License, MetroGAS will be entitled to receive the lower of the value of specified assets of MetroGAS or the proceeds paid by the successful bidder in a new competitive bidding process (Note 7).

MetroGAS has various obligations under the Gas Act, including the obligation to comply with all reasonable requests for service within its service area. A request for service is not considered reasonable if it would be uneconomic for a distribution company to undertake the requested extension of service. MetroGAS also has the obligation to operate and maintain its facilities in a safe manner. Such obligation may require certain investments for the replacement or improvement of facilities as set forth in the License.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

The License details further obligations of MetroGAS, which include the obligation to provide distribution service, to maintain continuous service, to operate the system in a prudent manner, to maintain the distribution network, to carry out mandatory investment program, to keep certain accounting records and to provide periodic reports to ENARGAS.

8.2. "K" Investment Factor

Under the tariff tables effective from July 1, 1998 to July 1, 2001, ENARGAS reported the Company's compliance, in 1998, 1999, 2000 and the first semester of 2001, with works related to network extension and granted the Company the "K" Investment Factor. However, the Company has requested ENARGAS, to reconsider the procedure regarding the application, of the "K" Investment Factor, maintaining that ENARGAS did not apply the "K" Investment Factor to homogeneous distribution margins as stated when originally determined.

8.3. US PPI semi-annual adjustment

ENARGAS through Resolution No. 1,477 adjusted MetroGAS' tariffs as from January 1, 2000 without including adjustments to reflect changes in the US PPI, which would have resulted in a 3.78% increase in the transportation and distribution components of the tariffs as of that date. This was due to the fact that in negotiations with ENARGAS and the Government, the distribution and transportation companies agreed to defer the collection of the amounts related to the US PPI adjustment corresponding to the year 2000. Moreover, ENARGAS established, through the same resolution, the methodology to recover the accrued revenues corresponding to the application of the US PPI adjustment to the first semester of 2000 during the ten-months beginning July 1, 2000.

On July 17, 2000, the gas distribution and transportation companies, ENARGAS and the Government agreed to pass through to the tariffs, as from July 1, 2000: a) the US PPI adjustment deferred for the first six-months of 2000; and b) an increase in the tariffs to reflect the US PPI increase (3.78%). Additionally, they agreed to defer the billing of the amounts related to the US PPI adjustments corresponding to the period from July 1, 2000 through September 30, 2002. The deferred amounts were guaranteed by the Government and therefore the corresponding accrued revenues would be recovered through the tariffs as from July 1, 2002 to September 30, 2004.

On August 4, 2000, Executive Order No. 669/00 was issued by the Government, confirming the terms of this agreement.

On August 29, 2000 MetroGAS was notified of a court order, suspending Decree No. 669/00, referring mainly to the unconstitutionality of the tariff adjustment according to a mechanism of indexation based on a foreign index within the applicability of the Convertibility Law. Accordingly, ENARGAS informed the Company that the tariffs should be reduced to exclude the US PPI adjustment. MetroGAS, as well as most gas distribution and transportation companies, appealed this ruling and the corresponding ENARGAS resolution. Additionally, ENARGAS and the Government also appealed the court order.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

On October 5, 2001 the Chamber of Appeals rejected this appeal. The Government and several gas companies have appealed the decision before the Supreme Court of Justice of Argentina. It is not possible to predict when the Court will rule on this matter.

As a result of (i) the Argentine financial crisis (Note 2), which limited the ability of the Federal Government to honor its obligations as well as its access to credit facilities and led to a formal sovereign debt default declaration in December 2001 and (ii) the subsequent passing of the Emergency Law, which, among other provisions, and specifically as regards contracts for public works and services, made clauses providing for adjustments in dollars or other foreign currency ineffective, as well as indexation clauses based on the price indexes of other countries and any other indexation mechanisms, in addition to fixing a one peso to one dollar rate for tariffs and ordering renegotiation of utility contracts, (the scope of which has not been accurately defined), passing US PPI on to tariffs, as rightfully claimed by the Company, becomes impracticable. Both a transfer to the tariffs of the US PPI as well as the possibility of recovery through the Federal Government, which endorsed the related credits, are contingent on future events that are beyond the Company's control.

In view of the current scenario, the net effect of income accrued during 2001 and 2000 in connection with the deferral of US PPI adjustments has been reversed in the financial statements as of December 31, 2001 in the "Extraordinary Loss" item.

The reversal should not be understood as a waiver of rights arising out of the Regulatory Framework that governs the Company's activities or as an abandonment of any of the actions filed by the Company so far.

On February 1, 2002, ENARGAS, according to the Emergency Law, approved tariffs without including the US PPI adjustment. Consequently, MetroGAS has filed an administrative action, the resolution of which, as of the date of issuance of these unaudited interim financial statements is pending.

8.4. General Matters

The License may be revoked by the Argentine Government upon the recommendation of ENARGAS under the following circumstances:

o    Serious and repeated failure by the Company to meet its obligations.
o Total or partial interruption of not interruptible service for reasons attributable to the Company of duration in excess of the periods stipulated in the License within a calendar year.
o Sale, assignment or transfer of the Company's essential assets or encumbrances thereon without ENARGAS' prior authorization, unless such encumbrances serve to finance extensions and improvements to the gas pipeline system.
o    Bankruptcy, dissolution or liquidation of the Company.
o Ceasing and abandoning the provision of the licensed service, attempting to assign or unilaterally transfer the License in full or in part (without ENARGAS' prior authorization) or giving up the License, other than as permitted therein.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 8 - REGULATORY FRAMEWORK (Contd.)

o Transfer of the technical assistance agreement mentioned above or delegation of the functions granted in that agreement without ENARGAS' prior authorization.

The License stipulates that the Company cannot assume the debts of Gas Argentino or grant loans to encumber assets, to secure debt of, or grant any other benefit to creditors of, Gas Argentino.


NOTE 9 - FINANCIAL DEBT

The following table sets forth the breakdown of the Company's Financial Debt as of September 30, 2005 and 2004, indicating the average interest rates and maturity date for each item:


                                                                September 30,
                                    -------------------------------------------------------------------
                                                  2005                               2004
                                    ---------------------------------  --------------------------------
Financial Debt                        Interest Rate      Maturity         Interest Rate     Maturity
                                    ---------------------------------  --------------------------------
Medium-Term Negotiable
Obligations -
1998 Global Program:
                    Series A             9 7/8 %       04/01/2003            9 7/8%          04/01/2003
                    Series B             7.375 %       09/27/2002            7.375%          09/27/2002
                    Series C          Libor + 3.25%    05/07/2004         Libor + 3.25%      05/07/2004
Overdrafts with Argentine
financial institutions                    8.00%        03/25/2002             8.00%          03/25/2002
Overdrafts with foreign financial
institutions                           7.94%-11.26%    02/19/2002           7.94%-11.26%     02/19/2002
                                                       06/14/2002                            06/14/2002



Details regarding the amount of the nominal interest and the effect of the capitalized interest for the nine months ended September 30, 2005 and 2004 are as follows:



                                                                            September 30,
                                                         ----------------------------------------------
                                                                   2005                      2004
                                                         ----------------------------------------------
                                                                          Thousands of Ps.
                                                         ----------------------------------------------
- Nominal financial cost                                                  82,118                80,416
- Net financial results of other debts                                       764                    71
                                                         ------------------------     -----------------
Total interest                                                            82,882                80,487
- Capitalized interest (Note 3.5.i))                                        (956)                 (747)
                                                         ------------------------     -----------------
Total interest charged to the results of operations                       81,926                79,740
                                                         ========================     =================


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

1998 Global Program:

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds of MetroGAS.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the Buenos Aires Stock Exchange decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of several financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002, MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002;
(ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

As of September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement. The last deadline expires on November 14, 2005.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 9 - FINANCIAL DEBT (Contd.)

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent, and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as of that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE issued on November 7, 2003. The last deadline to subscribe the new APE expires on December 12, 2005.


NOTE 10 - COMMON STOCK

As of September 30, 2005, the Company's Common Stock totaled Ps. 569,171 thousand, all of which is fully subscribed, paid-in and registered.

The number of outstanding shares of each issuer's classes of common stock as of September 30, 2005 was as follows:



                            Class of Shares                                       Thousands of Ps.
 -----------------------------------------------------------------------------------------------------
 Ordinary certified shares of Ps. 1 par value and 1 vote each:
 Class A Shares                                                                               290,277
 Class B Shares                                                                               221,977
 Class C Shares                                                                                56,917
                                                                         -----------------------------
 Total                                                                                        569,171
                                                                         =============================


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 10 - COMMON STOCK (Contd.)

The Shareholders at the Extraordinary Shareholders' Meeting held on March 12, 1997 approved the most recent capital increase resulting in total Common Stock of Ps. 569,171 thousand. This increase was authorized by the CNV on April 8, 1997 and by the Buenos Aires Stock Exchange on April 10, 1997 and was registered with the Public Registry of Commerce on June 17, 1997 under No. 6,244, Corporations Book 121, Volume A.

Gas Argentino owns 70% of the Company's Common Stock, 20% of the Company's Common Stock was distributed in an initial public offering as specified below and 10% of the Company's Common Stock is hold by the Employee Stock Ownership Plan (Programa de Propiedad Participada or "PPP") (Note 13).

In accordance with the Transfer Agreement, in 1994 the Government sold through an initial public offering the 20% of the Company's Common Stock it held, represented by 102,506,059 Class B Shares. At the date of these unaudited interim financial statements this Common Stock is property of private investors.

On November 2, 1994, the CNV, pursuant to Resolution No. 10,706, authorized to public offering all the Company's outstanding shares at such date. The Class B Shares offered in the United States are represented by American Depositary Shares ("ADSs") and were registered with the SEC. The Class B Shares and the ADSs were approved for listing on the BCBA and the New York Stock Exchange ("NYSE"), respectively.

The Company is required to keep in effect the authorization to offer the Company's Common Stock to the public and the authorization for the shares to be listed on the Argentine Republic's authorized securities markets for a minimum period of fifteen years as of the respective dates on which such authorizations were granted.

Any decrease, redemption or distribution of the Company's shareholders' equity will require prior authorization by ENARGAS.


NOTE 11 - RESTRICTIONS ON THE DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No. 434/03 of the CNV, 5% of the Company's net income for the year plus (less) prior year adjustments must be transferred to the Company's Legal Reserve, until it reaches 20% of the subscribed capital including the adjustments to Common Stock.

The Company's by-laws provide for issuing a Profit Sharing Bonus, equivalent to 0.5% of the Company's net income, to be paid annually to all the Company's employees (Note 13).

Additionally, the Company is prohibited by the terms of its Series C Notes (Note
9) from paying dividends during the continuation of an event of default there under.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 12 - LIMITATION ON THE TRANSFERABILITY OF GAS ARGENTINO
          SHARES

The Pliego stipulates that Gas Argentino, as controlling shareholder of MetroGAS, may sell part of its shares in the Company, provided it retains 51% of MetroGAS' equity.

In addition, the Company's by-laws provide that ENARGAS' approval must be obtained prior to the transfer of the Class A shares (representing 51% of Common Stock). The Pliego states that such prior approval will be granted three years after the Takeover Date provided that:

o The sale covers 51% of MetroGAS' Common Stock or, if the proposed transaction is not a sale, it will result in the acquisition of at least 51% of MetroGAS' equity by another company,
o The applicant provides evidence that the transaction will not affect the operating quality of the licensed service, and
o The existing technical operator, or a new technical operator approved by ENARGAS, retains at least 15% of the new owner's shares and the technical assistance contract remains in force.

Shareholders of Gas Argentino are subject to the same restrictions as those set forth in the preceding paragraph.


NOTE 13 - EMPLOYEE STOCK OWNERSHIP PLAN

Executive Decree No. 1,189/92 of the Government, which provided for the creation of the Company, establishes that 10% of the Common Stock represented by Class C shares is to be included in the PPP, as required under Chapter III of Law No. 23,696. The transfer of the Class C Shares was approved on February 16, 1994 by Executive Order No. 265/94. The Class C shares are held by a trustee for the benefit of GdE employees transferred to MetroGAS who remained employed by MetroGAS on July 31, 1993 and who elected to participate in the PPP.

In addition, the Company's by-laws provide for the issuance of profit sharing bonuses as defined in Article 230 of Law No. 19,550 in favor of all regular employees so as to distribute 0.5% of the net income of each year among the beneficiaries of this program. The accrued amounts will be deductible as expense in the income statements of each year (Note 11).

Participants in the PPP purchased their shares from the Government for Ps. 1.10 per share, either by paying cash for them or by applying dividends on such shares and 50% of their profit sharing bonus to the purchase price. The trustee will retain custody of the Class C shares until they are fully paid.

Once the Class C shares are fully paid, they may be converted at the request of the holders thereof into freely transferable Class B shares. The decision to convert Class C Shares to Class B Shares must be taken by the Class C shareholders, acting as a single class. While the PPP is in effect, neither the by-laws of the Company nor the proportions of the various shareholdings may be changed until the requirements set forth in the PPP are fully complied with.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 14 - LONG-TERM CONTRACTS

In order to assure itself of sufficient gas supply and transportation capacity to enable it to provide the licensed service, MetroGAS entered into long-term contracts for the purchase of gas and gas transportation services. In order to obtain access to technical expertise required providing its licensed service, MetroGAS entered into the long-term Technical Assistance Agreement referred to below.

14.1. Gas supply

In order to meet gas supply requirements, the Company operates with the following suppliers: Repsol YPF, Total Austral, Wintershall Energia, Pan American Energy and other producers in Tierra del Fuego, Neuquen and Santa Cruz.

As a result of the new regulations issued (Note 2), the Company has renegotiated all of the gas purchase contracts in order to adapt contract conditions to provisions of Resolution No. 208/04 and in compliance with Resolutions No. 752/05 and No. 930/05, which establish that the gas distribution service providers will not be able to supply since September 1, 2005 and January 1, 2006 certain large customers categories. The Company is negotiating with natural gas producers the application of displacement provisions, whose consequence will be an outstanding decrease of the natural gas volumes originally contracted. As of the date of presentation of these unaudited interim financial statements the first phase of displacing was concluded. The second phase will be effective once displaced the General Service P customers whose average consumption was higher than 9,000 m3 and lower than 150,000 m3, and the CNG stations, since January 1, 2006.

 Based on these renegotiations, the gas supply contracted is the following:


                                               Volumes - Daily averages for the years
                                ---------   ---------   ---------   ---------  ---------   ------------
                                  2005        2006        2007        2008       2009         2010
                                ---------   ---------   ---------   ---------  ---------   ------------
MMCM/d (1)                          15.5        15.2         1.6         1.5        1.0            0.9
MMCF/d (2)                         548.4       536.9        55.4        53.0       36.3           33.1



According to the above-mentioned long-term contracts, the minimum volumes and amounts of natural gas purchases that MetroGAS is obligated to pay for regardless of whether or not they are taken ("take-or-pay amounts") are also set forth in the table below:


                                               Volumes  - Daily averages for the years
                                   ---------   ---------   ---------   ---------  ---------  -----------
                                     2005        2006        2007        2008       2009        2010
                                   ---------   ---------   ---------   ---------  ---------  -----------
MMCM/d (1)                             12.1        11.9         1.4         1.3        0.9          0.8
MMCF/d  (2)                           428.0       419.3        49.8        47.7       32.7         29.8
Amounts committed/year (3)            292.1       228.0        21.8        20.8       14.3         13.0


       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 14 - LONG-TERM CONTRACTS (Contd.)

(1) Million cubic meters per day
(2) Million cubic feet per day
(3) Million pesos. For estimating committed amounts we considered the wellhead gas prices resulting from the renegotiation of current contracts under Executive Order No. 181/04 and Resolution No. 208/04. As from July 2005 we have considered prices effective as that date until the end of the current contracts. In order to estimate the sales gas prices differentiation between Residential and Industrial it was considered the displacing in its two phases.

The gas supply contracts also entitle MetroGAS to certain reductions of its take-or-pay amounts in the event that demand from power plants in the Company's service area falls below certain volumes of gas per day or in the event of any direct purchase of gas from a supplier or intermediaries and of transportation services for the purchased gas (which bypasses MetroGAS network). The Company considers it unlikely that its take or pay commitments for gas supplies will lead to significant liabilities for gas not taken at September 30, 2005.

14.2. Gas transportation

MetroGAS has entered into a number of transportation contracts, with expiration dates ranging between 2006 and 2016, with Transportadora de Gas del Sur S.A. ("TGS"), Transportadora de Gas del Norte S.A. ("TGN") and other companies, which provide for firm transportation capacity of 23.5 MMCM per day, considering contracts as of September 30, 2005.

The Company is obligated to pay approximately Ps. 386.9 million for the period between 2005 and 2006; Ps. 378.0 million for the period between 2007 and 2008 and Ps. 1,050.6 million for the period between 2009 and 2021, for firm transportation capacity under such contracts.

The contracts entered into by MetroGAS with gas transportation companies could be subject to modifications due to Emergency Law provisions applicable to utility services contracts, which include natural gas transportation. As of the date of issuance of these unaudited interim financial statements it is not possible to assess the impact of these modifications.

TGS awarded to MetroGAS a firm transportation capacity of 159,459 m3/day from the reception area at Tierra del Fuego up to the delivery area at Greater Buenos Aires, under priority 3; that is, to supply its FD, SGG, SGP and firm CNG customers. This award shall be valid from June 1, 2005 to June 1, 2020, subject to the completion of the extension works by TGS. As of the day of presentation of these unaudited interim financial statements all transportation capacity contracted is available.

14.3 Transportation and distribution commitments

The contracts entered into with power plants include clauses to cede transportation during the winter period; these clauses allow MetroGAS to restrict the transportation and distribution service for a determinate volume to supply its non-interruptible demand.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 14 - LONG-TERM CONTRACTS (Contd.)

In case MetroGAS is obligated to restrict the transportation and distribution service for a higher volume than the established in each contract, mainly due to a higher firm demand, those contracts establish penalties to pay to power plants due to these restrictions.

During year 2004, the Company has renegotiated sales contracts with Central Dock Sud and Central Termica Costanera. Particularly for Central Dock Sud, contract modifications stipulate that the fine to be paid for 2004, 2005 and 2006 cannot surpass 100% of the invoicing amount. MetroGAS will annually pay up to 30% of the invoicing amount and the remaining will be compensated in additional service days split in three equal parts during the following years; if this is not possible a fine will be paid.

14.4. Technical assistance agreement

Under this agreement, BG International Limited, a member of British Gas holding, provides technical assistance to the Company in exchange for the payment of an annual technical assistance fee equal to the greater of US$ 3,000 thousand or 7% of the amount obtained after subtracting US$ 3,000 thousand from pre-tax income before financing results. The original contract was in force for a term of eight years from the Takeover Date. The parties, agreed to renew the contract for an additional eight-year term beginning December 28, 2000. The terms and conditions of the original agreement were not changed.

The Emergency Law (Note 2) establishes the conversion into pesos of all liabilities emerging from private contracts in effect at the time the Emergency Law became effective which were denominated in foreign currency or contained a foreign currency adjustment clause at the exchange rate Ps. 1 = US$ 1 (or at equivalent rates for other currencies). The CER is to be applicable to such contracts. The Technical Assistance Agreement has been modified accordingly.

The modifications mentioned above, include a provisional clause, requiring the Company to pay an annual fee equal to the greater of Ps. 360 thousand, adjusted by CER (Fixed Management Fee) or, 7% of Company Net Profits (Fee on Profits) provided financial debt restructuring has been achieve. The agreement establishes that from the fiscal year in which the Fee on Profits may be higher than Ps. 3,000 thousand adjusted by CER and provided financial debt restructuring has been achieved, the abovementioned clause will have no further effect and the Company shall pay, besides the ordinary Management Fee, an additional amount equivalent to the Fixed Management Fee of Ps. 3,000 thousand annually less payments made in accordance with the provisional clause, adjusted by CER from March 1, 2002. This amount will be paid in 36 monthly consecutive settlements. The accrued expenses resulting from this contract are disclosed in the Technical operator's fees line in Exhibit H. Transactions and balances with related companies derived from this contract are described in Note 6.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS

15.1. Transfer to tariff - Turnover Tax

On November 17, 1997, the ENARGAS issued Resolution No. 544/97 authorizing the passing through to tariff of the variation in the taxable base for the Turnover Tax within the jurisdiction of the Province of Buenos Aires from January 1993 to December 31, 1997, for an amount of Ps. 16,824 thousand. In addition the resolution established a term for the recovery of the abovementioned amounts of 96 months.

Due to the recovery period established by ENARGAS for the amount accumulated at December 31, 1997, the Regulator in Note No. 108 dated January 12, 1998 laid down that such amounts accrue interest at an annualized percentage rate of 9.5%.

Consequently, as of September 30, 2005, December 31, 2004 and September 30, 2004 the financial statements of the Company include a current receivable of Ps. 2,184 thousand, Ps. 4,057 thousand and Ps. 4,147 thousand respectively and a non-current receivable of Ps. 497 thousand as of September 30, 2004. Interest accrued at September 30, 2005 and 2004 amounts to Ps. 209 thousand and Ps. 416 thousand, respectively and have been recognized as financial and holding results from assets in the statements of income for these periods.

On March 20, 1998, the Company requested ENARGAS to transfer to tariff the cost variations derived from the increase in turnover tax in the jurisdiction of the Federal Capital. On July 14, 2000 ENARGAS issued Resolution No. 1,787 rejecting MetroGAS' claim. On August 23, 2000 the Company filed an administrative recourse, which was rejected by the ENARGAS on November 15, 2000, leading the Company to file the administrative recourse provided by article 100 of the Proceedings Law. At the date of issuance of these unaudited interim financial statements, the claim made by MetroGAS is pending resolution by ENARGAS.

On October 11, 2002 MetroGAS requested ENARGAS a rate adjustment pursuant to the article 46, Law 24,076.

15.2. Stamp Tax

On April 4, 2001, the tax authorities of the Province of Neuquen notified MetroGAS of the final determination with respect to contracts transferred by GdE to the Company and entered into before the privatization of GdE, of which MetroGAS is liable for an amount of up to Ps. 48.1 million (including fines and interest).

Additionally, the tax authorities of the Province of Neuquen asserted that MetroGAS is liable for stamp tax of Ps. 23.8 million (including fines and interest) with respect to transportation contracts entered into after the privatization of GdE.

On January 26, 2000, the tax authorities of the Province of Neuquen informed MetroGAS that it was liable for stamp taxes of Ps. 14.5 million with respect to tacit acceptance contracts between several gas companies and MetroGAS that were executed after the privatization of GdE.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

MetroGAS filed a declaratory action against the Province of Neuquen with the Supreme Court of Justice of Argentina ("CSJN") to determine the validity of the claims made by the Province of Neuquen and to request the Court, on the basis of similar cases, to order an injunction. The CSJN upheld the request and instructed Province of Neuquen not to continue actions for collecting the stamp tax.

Furthermore, on April 6, 2001 TGS informed MetroGAS the final determination made by the Province of Rio Negro, regarding the contracts transferred by GdE and entered into by MetroGAS before and after the privatization of GdE, respectively. MetroGAS is responsible for an amount of Ps. 148.2 million (including fines and interests). Accordingly, TGS filed a declaratory action against the Province of Rio Negro with the CSJN and obtained an injunction. Consequently, the Province of Rio Negro has suspended all the collection proceedings until the final ruling is issued.

The tax authority of the province continued with resolution of the claims despite the injunction, considering that it only implies the suspension of all collection proceedings.

The EM has acknowledged, in a letter dated October 7, 1998, the Argentine Government's responsibility for stamp taxes accruing prior to December 28, 1992, the date of the privatization of GdE.

ENARGAS has notified the EM and MetroGAS that the stamp tax had not been considered for purposes of establishing the initial distribution tariffs and that, if the stamp tax is upheld by CSJN, the stamp tax should be deemed to be a new tax which would be required to be passed through to tariffs. ENARGAS also instructed all distribution and transportation companies to initiate administrative and legal actions to contest the claims of the Province of Neuquen with respect to stamp taxes.

On September 18, 2003 the tax authorities of the Province of Neuquen notified MetroGAS of the commencement of a new administrative proceeding related to the offer of gas purchase contracts with Repsol, Pecom Chauvco, Santa Fe, Wintershall, Total and Pan American, claiming 50% of the stamp tax related to the offers on which the producers have paid 50% of the stamp tax under the terms of provincial Decree No. 786/98. Furthermore, Province of Neuquen claims for offers with tacit acceptance related to the resale of transportation capacity from MetroGAS to Pecom.

MetroGAS has initiated an administrative proceeding to analyze the issue, since this is an interim assessment.

MetroGAS has filed defence with the Province of Neuquen and on November 19, 2003 it brought an injunction within the framework of the declaratory judgement action initiated in November 1999 in relation to gas contracts. On March 31, 2004 the CSJN sustained the injunction brought by MetroGAS and instructed the Province of Neuquen to cease to initiate proceedings aimed at collecting stamp tax on those contracts.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

In the proceedings "Transportadora de Gas del Sur S.A. against the Province of Santa Cruz about request for declaratory judgement", on April 15, 2004, CSJN decided to sustain the request made by TGS and consequently, declared that offers with implicit acceptance, which are the subject matter of this litigation, cannot be taxed. The ruling established that legal expenses were to be borne by the Province.

On the same date and with the same result obtained by TGS, CSJN ruled on proceedings "Y.P.F. S.A. against the Province of Tierra del Fuego on request for declaration of constitutionality" and "Shell Compania Argentina de Petroleo S.A. against the Province of Neuquen on request of unconstitutionality". The recent rulings of CSJN, summarised above, would probably be applicable actions brought by MetroGAS.

In the case heard at the Supreme Court of Neuquen "MetroGAS against Province of Neuquen about request for declaratory judgment" notice has been served to MetroGAS by the representative of Province of Neuquen to declare the case abstract and set court costs in the order established. The request is based on Executive Order No. 1133/04 of June 7, 2004, which annulled the determination adopted by the provincial tax authority to demand stamp tax on "assigned contracts". It is clear that this change of criteria and the final administrative act are motivated by the abovementioned recent decisions of the Supreme Court of Neuquen. MetroGAS answered the petition requesting that the Province of Neuquen pay all court costs.

The Company believes that this tax is not legitimate based on the instrumental nature of the stamp tax, which applies only to written documents (i) that contain an offer and an express acceptance by the other party in the same document, or (ii) that are documented by means of an exchange of letters whereby the acceptance letter contains or restates the terms of the agreement.

MetroGAS operates with different gas and transportation companies through the exchange of letters with tacit acceptance and considers these to not be taxable and for that reason there is no debt recorded for this tax.

15.3. Income Tax - bad debt deduction

On November 5, 2002, the Federal Tax Authority ("AFIP") informed MetroGAS of the ex-officio ruling that disallowed bad debt deductions on the company's income tax returns for fiscal years 1996 and 1997 and established a tax adjustment for those years of Ps. 854 thousand and Ps. 1,585 thousand, respectively.

On November 26, 2002 MetroGAS registered with the corresponding registry, the Ps. 6.9 million attachments levied by AFIP on some of the company's real property in the Autonomous City of Buenos Aires. The notice was served on MetroGAS on September 11, 2003. As of September 30, 2005, the residual accounting value of the attached fixed assets amounted to Ps. 39.4 million.

      Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

The AFIP rejected the bad debt deduction, which was determined by the Company based on the following indicators:

- Disappearance of the debtor as evidenced by the change of the name in which the relevant account was maintained.
- Removal of the meter from the location of customers, which owed MetroGAS less than Ps. 1,000.

AFIP's main argument to challenge the deduction is based on the fact that MetroGAS should have started legal actions to collect those debts.

On November 26, 2002, MetroGAS appealed the AFIP's determination to the Tax
Court.

On December 3, 2002, Executive Order No. 2,442/02 was published, replacing Article No.136 of the income tax regulations applicable to years ended after the publication date (year 2002). One of its main objectives is to rule on the requirements that not very significant defaulted payments should meet to enable their deduction as bad debts. The following requirements are established: debts remained unpaid for at least 180 days, notice of non-payment has been served on the debtor and the debtor's service has been disconnected or terminated. Furthermore, the amount should not exceed that established by AFIP. On March 7, 2003 General Resolution No. 1,457 of AFIP was published, establishing the amount in Ps. 1,500. And on June 18, 2004 General Resolution No. 1693, which increased the deduction amount to Ps. 5,000, was published.

According to the abovementioned, the Company does not estimate that the final outcome of this administrative proceeding will be adverse and for that reason there is no provision for contingencies registered.

15.4. Study, revision and inspection of works in public spaces levy, and occupancy of public space levy

15.4.1 Study, revision and inspection of works in public spaces levy

In 1997, MetroGAS and several other public service companies entered into an agreement for the coordination of work in public spaces ("Streets Work Agreement" or "SWA") with the government of the Autonomous City of Buenos Aires ("GCABA"). Pursuant to such agreement, the Company agreed to pay the GCABA Ps.
0.5 million per year, to compensate for street work inspection costs.

From 2000 onwards, the GCABA included in its budget a study, revision and inspection of works in public spaces levy applicable (among others) to gas pipelines. Although the SWA was explicitly mentioned as a precedent, the tax amounts were unilaterally increased by the GCABA.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On January 26, 2001, ENARGAS informed MetroGAS that, in the case of the study, revision and inspection of works in public spaces levy, the Company would have to demonstrate the impact of the changes on consumer prices, whereas, in the case of the occupancy of public space levy, MetroGAS would have to challenge the validity of the new tax, both through administrative proceedings and judicial action. ENARGAS also informed the GCABA that all changes in taxation would be dealt as a pass-through cost and would have to be absorbed by the consumers of the jurisdiction in which these changes were introduced.

On April 30, 2001, the GCABA sent MetroGAS a letter claiming the payment of the study, revision and inspection of works in public spaces levy, which was followed by a formal claim on May 16, 2001 for Ps. 5.2 million corresponding to fiscal year 2000.

In addition, on December 2, 2002 the GCABA made a written request regarding the study, revision and inspection of works in public spaces levy for an amount of Ps. 7.6 million relating to the years 2000 and 2001. Subsequently the GCABA claimed unpaid amounts in connection with the study, revision and inspection of works in public spaces levy and the agreement entered into in 1997 for a total amount of Ps. 1.0 million. MetroGAS filed an administrative appeal against both claims.

On July 11, 2003, the GCABA claimed the payment of the study, revision and inspection of works in public spaces levy for an amount of Ps. 0.1 million corresponding to May 2003. MetroGAS filed an administrative appeal against this claim. Furthermore, MetroGAS received new claims for the study, revision and inspection of work in public spaces levy for an amount of Ps. 0.3 million approximately, corresponding to July, August, September and October 2003, which were challenged at an administrative instance.

MetroGAS has been receiving notifications for the payment of the study, revision and inspection of works in public spaces levy, which amount to Ps.10.0 million up to October 2004 (included). Due to these notifications MetroGAS has filed appeals for reconsideration before the GCABA.

On November 3, 2004, GCABA notified MetroGAS that all appeals for reconsideration presented on due form were rejected, and granted the Company a 5-day term to expand the appeal lodged alternatively, previous to being presented to the Secretary of Infrastructure and Planning of the GCABA. The expansion to the appeal was presented.

MetroGAS submitted reconsideration appeals with appeals to a higher authority alternatively against each of the monthly claims made by GCABA. The Government of the Autonomous City of Buenos Aires (GCABA) ruled them negatively during 2003, 2004 and 2005. As a result of this, the foundations of the executive resources were timely broadened.

As of March 29, 2005, GCABA started to reject the executive remedies (periods May/June/July 2004), finishing therefore the administrative appealing way, making it possible for judicial actions to be taken aiming to accomplish the collection of the claimed amounts.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

As of September 30, 2005, MetroGAS has received bills claiming the payment of the study, revision and inspection of works in public spaces levy, amounting to Ps.10.8 million. All these notifications have been appealed for reconsideration before the GCABA.

On October 19, 2005, MetroGAS was notified of a tax execution filed by the GCABA. On October 27, 2005 MetroGAS filed a defense opposing incorrect data in the instrument submited and requested claim denial. Meanwhile, ENARGAS will be informed of such circumstance re-asking to pass through the tax in question to tariffs.

15.4.2 Occupancy of public space levy

In 1998, the GCABA created an occupancy of public space levy, applicable (among others) to gas pipelines, which was included in the city's annual budgets. That levy has been challenged by the public service companies and has not been paid.

On May 12, 2003, the GCABA claimed the payment of the occupancy of public space levy for the period from 1998 to 2003 in the total amount of Ps. 16.3 million, payable by the Company by May 31, 2003. MetroGAS filed an administrative appeal against this claim. In addition, the Company gave notice to ENARGAS as a first step to requesting inclusion in the tariff paid by its customers in the Autonomous City of Buenos Aires of any amounts MetroGAS is required to pay as a result of these claims.

On June 6, 2003, the GCABA sent a Ps. 0.5 million bill of payment for the right to use and occupy public spaces, which corresponded to the second quarter of the year 2003. On June 17, 2003, the original received was returned making reference to the arguments on the appeal from May 27, 2003.

On February 27, 2004, the GCABA sent bills claiming payment of the occupancy of public space tax for the 3rd and 4th quarters of 2003 and 1st quarter of 2004, which amounted to approximately Ps. 1.8 million. The Company will file an administrative appeal against Direccion General de Rentas of GCABA. In addition, the bill for the 2nd period of 2004 was returned to GCABA.

On September 22, 2004, the rejection of administrative appeals, duly presented, with regard to occupational rate of public spaces, was notified to MetroGAS by the GCABA. The claim amounts to Ps. 19.2 million from 1998 to the 2nd quarter of 2004 inclusive. The Resolution of the Treasury of the GCABA, ends the administrative stage and enables the GCABA to begin judicial actions to collect the claimed sums.

On December 2004 the GCABA sent bills of payment for the right to use and occupy public spaces corresponding to the 3rd and 4th quarter of 2004. The Company filed appeals for these new complaints.

On February 2, 2005, a note with copy to ENARGAS and UNIREN was sent to the Energy Secretariat requesting immediate treatment of the transferring of the tax to the tariff.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

On February 28, 2005, an administrative action and injunction against the GCABA's decision dated September 22, 2004 was submitted to the Court of First Instance of GCABA.

On March 3, 2005, the Energy Secretariat admitted the appeal submitted by Litoral Gas granting the transfer to tariff of the rate of occupancy of public space levy in Arroyo Seco, Villa Constitucion and Venado Tuerto (Province of Santa Fe).

On July 6, 2005, MetroGAS was notified of the billing for payment and auction summons for the fiscal periods 1998 to 2002. MetroGAS debt in regard of the occupancy of public space levy, as of October 2005 amounts to Ps. 30 million, including interests and fines. The expedient is awaiting court ruling.

The Company repeated its request to ENARGAS about the transfer of this tax to the tariffs, and will continue negotiating with GCABA on this matter.

MetroGAS consistently denies legal validity for the occupancy of public space tax and insists that the amount applicable for the study, revision and inspection of works in public spaces should be the one established in the SWA carried out in 1997, which the Company paid regularly.

Notwithstanding the above, MetroGAS has lodged filings before ENARGAS requesting pass through onto the tariff of the sums claimed for occupation of public spaces, while talks with the Government of Buenos Aires continued.

15.5. Increase of turnover tax rate in the Province of Buenos Aires

During 1994, the Province of Buenos Aires agreed with the Argentine Government that the Province would not impose turnover taxes on sales of natural gas at a rate in excess of 3.5% of the invoice prices of those sales. Notwithstanding the above, the Province imposed turnover taxes on sales of natural gas at a higher rate and instructed us to include turnover taxes at the higher rate in our invoices to our customers and to remit the taxes so collected to the Province. We declined to follow those instructions, citing the agreement between the Province and the Argentine government described above.

In July 2003, the Province demanded that we pay to them an amount equal to the increased turnover taxes that our customers would have been required to pay if we had included turnover taxes at the higher rate in our invoices to our customers (approximately Ps.7.6 million including interest and taxes). We have declined to make the payment and expect to oppose any proceeding brought by the Province to require that payment and any similar payments that the Province may demand that we make. If we are ultimately required to make such payments, we will attempt to pass them through to our customers through our tariffs as provided by the terms of our License.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004


NOTE 15 - FISCAL AND LEGAL MATTERS (Contd.)

15.6. Filing for Bankruptcy and executives proceedings

15.6.1. Filing for Bankruptcy

a)   Iaccarino, Edelmira Zulema vs. MetroGAS - Bankruptcy proceedings

     A request for bankruptcy was made against MetroGAS. The Company made a judicial deposit of Ps. 891,080 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit, renewable every thirty days under the order of the Court having jurisdiction in this case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

b)   Chameris Investments vs. MetroGAS - Bankruptcy proceedings

     Chameris Investments made a request for bankruptcy. MetroGAS made a judicial deposit of Ps. 1,260,267 and therefore the request for bankruptcy was rejected. At present the money is in a long-term deposit renewable every thirty days under the order of the Court having jurisdiction in the case, waiting for the plaintiff to start the collection of the amount of money previously mentioned.

15.6.2. Executive Proceedings

At the time of these unaudited interim financial statements, the Company maintains certain executive proceedings started by holders of Negotiable Obligations, which are pending resolution.

As a consequence of one of the mentioned lawsuits a lien has been placed upon a building belonging to MetroGAS located in the Autonomous City of Buenos Aires. The net book value of the fixed assets subject to lien amounted to Ps. 2.3 million as of September 30, 2005.

Besides, some bondholders have filed attachments on MetroGAS' current accounts and collections, amounting to Ps. 13.7 million as of September 30, 2005.

       Free translation from the original financial statements prepared in
                      Spanish for publication in Argentina

                                  METROGAS S.A.

                 UNAUDITED NOTES TO INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004

15.7. Others

At the date of issuance of these unaudited interim financial statements, there are disagreements between the Company and the regulatory authorities as to the interpretation of various legal matters. In management's opinion, the final resolution of these disagreements will not have material impact on the Company's unaudited interim financial statements as of September 30, 2005.






                                                     Jorge E. Verruno
                                            Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT A
                                  METROGAS S.A.
                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                  FIXED ASSETS

------------------------------------------------------------------------------------------------------------------------------------
                                                                                         ORIGINAL VALUE
                                                                --------------------------------------------------------------------
MAIN ACCOUNT                                                     AT BEGINNING   INCREASE    TRANSFERS     RETIREMENTS     AT END OF
                                                                   OF YEAR                                                  PERIOD
                                                                --------------------------------------------------------------------
                                                                                         Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                 17.501          -             -              -          17.501
Building and civil constructions                                     75.564          -             -              -          75.564
High pressure mains                                                 264.731          -           178             (5)        264.904
Medium and low pressure mains                                     1.504.956          -         2.945         (1.106)      1.506.795
Pressure regulating stations                                         57.539          -           337              -          57.876
Consumption measurement installations                               358.526          -         5.095           (323)        363.298
Other technical installations                                        46.930          -             -              -          46.930
Machinery, equipment and tools                                       25.849          -           137              -          25.986
Computer and telecommunications equipment                           150.076          -            25            (48)        150.053
Vehicles                                                              9.935          -           410              -          10.345
Furniture and fixtures                                                5.450          -             -              -           5.450
Materials                                                             4.214      6.670        (5.800)          (158)          4.926
Gas in pipelines                                                        214          -             -              -             214
Work in progress                                                     22.115     23.217        (3.332)             -          42.000
Advances to fixed assets suppliers                                      348        563          (590)             -             321
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                          2.543.948     30.450          (595)        (1.640)      2.572.163
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties         52.489          -           990              -          53.479
Offsetting item for distribution network extensions                  (2.132)         -          (395)             1          (2.526)
Allowance for obsolescence of materials (Exhibit  E)                 (1.438)      (306)            -              -          (1.744)
Allowance for fixed assets (Exhibit E)                              (10.784)         -             -              -         (10.784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                                    2.582.083     30.144             -         (1.639)      2.610.588
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                                     2.564.265     20.492             -         (2.674)      2.582.083
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                                    2.564.265     18.947             -         (1.092)      2.582.120
------------------------------------------------------------------------------------------------------------------------------------



------------------------------------------------------------------------------------------------------------------------------------
                                                                                DEPRECIATION (1)
                                                        ----------------------------------------------------------------
MAIN ACCOUNT                                             ACCUMULATED AT                FOR THE PERIOD                         NET
                                                           BEGINNING    RETIREMENT                          ACCUMULATED       BOOK
                                                            OF YEAR                ANNUAL RATE    AMOUNT       AT END        VALUE
                                                                                                    (2)      OF PERIOD      09-30-05
                                                        ----------------------------------------------------------------------------
                                                                                     Thousands of Ps.
------------------------------------------------------------------------------------------------------------------------------------
Land                                                                -        -         -                 -           -       17.501
Building and civil constructions                               16.781        -         2%            1.207      17.988       57.576
High pressure mains                                           125.589       (2)   2.22% to 10%       7.411     132.998      131.906
Medium and low pressure mains                                 351.856     (431)   1.19% to 10%      27.101     378.526    1.128.269
Pressure regulating stations                                   26.841        -     4% to 12,5%       1.585      28.426       29.450
Consumption measurement installations                         101.593      (82)    2.85% to 5%      24.160     125.671      237.627
Other technical installations                                  26.996        -       6.67%           2.185      29.181       17.749
Machinery, equipment and tools                                 22.615        -    6.67% to 20%         720      23.335        2.651
Computer and telecommunications equipment                     127.770      (48)     5% to 50%        6.277     133.999       16.054
Vehicles                                                        9.159        -     10% to 20%          508       9.667          678
Furniture and fixtures                                          5.389        -     10% to 20%            8       5.397           53
Materials                                                           -        -         -                 -                    4.926
Gas in pipelines                                                    -        -         -                 -                      214
Work in progress                                                    -        -         -                 -                   42.000
Advances to fixed assets suppliers                                  -        -         -                 -                      321
------------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                      814.589     (563)        -            71.162     885.188    1.686.975
------------------------------------------------------------------------------------------------------------------------------------
Distribution network extensions constructed by third parties    7.537        -   1.82% to 2.38%        771       8.308       45.171
Offsetting item for distribution network extensions               (82)       -     2% to 2.38%         (40)       (122)      (2.404)
Allowance for obsolescence of materials (Exhibit  E)                -        -         -                 -                   (1.744)
Allowance for fixed assets (Exhibit E)                              -        -         -                 -                  (10.784)
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                                822.044     (563)        -            71.893     893.374    1.717.214
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of December 31, 2004                                 736.920     (868)        -            85.992     822.044    1.760.039
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                                736.920     (480)        -            57.770     794.210    1.787.910
------------------------------------------------------------------------------------------------------------------------------------

Notes:
(1) The depreciation rates are variable and based on the useful lives assigned to the assets at the Takeover Date.  The useful lives were estimated according to the type, current condition and renewal and maintenance programs of assets.
(2) Depreciation of fixed assets has been included in Exhibit H.

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT C
                                  METROGAS S.A.
                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                             NON CURRENT INVESTMENTS

-----------------------------------------------------------------------------------------------------------------------------------
        ISSUER                     TYPE    FACE    QUANTITY  COST      LISTED EQUITY    BOOK VALUE      BOOK VALUE     BOOK VALUE
                                    OF     VALUE             VALUE      PRICE  VALUE       AS OF           AS OF          AS OF
                                 SECURITY                                             Sept.30, 2005   Dec. 31, 2004  Sept. 30, 2004
                                           ----------------------------------------------------------------------------------------
                                            Ps.  Thousands Thousands Ps. Ps.                         Thousands of Ps.
-----------------------------------------------------------------------------------------------------------------------------------

NON CURRENT INVESTMENTS

Companies art.33 - Law No. 19550

MetroENERGIA S.A.               Ordinary     1      48         48         -     320        320              -                   -



                                                                                ---------------------------------------------------
Total                                                                           320        320              -                   -
-----------------------------------------------------------------------------------------------------------------------------------



-----------------------------------------------------------------------------------------------------
                                                             ISSUER INFORMATION
                                     ----------------------------------------------------------------
                                                        LAST FINANCIAL STATEMENTS ISSUED
                                     ----------------------------------------------------------------
        ISSUER                          MAIN    DATE    COMMON   RESULT   SHAREHOLDER'S   PERCENTAGE
                                      BUSINESS           STOCK   FOR THE     EQUITY        OF COMMON
                                                                 PERIOD                     STOCK
                                                        ---------------------------------------------
                                                                Thousands of Ps.               %
-----------------------------------------------------------------------------------------------------

NON CURRENT INVESTMENTS

Companies art.33 - Law No. 19550
                                 BUY AND SELL
MetroENERGIA S.A.                NATURAL GAS   09/30/05   50     107         337                95
                                  AND/OR ITS
                                TRANSPORTATION

                                                        -------------------------------
Total                                                     50     107         337
------------------------------------------------------------------------------------------------------

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT D
                                  METROGAS S.A.
                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004
                               CURRENT INVESTMENTS


        ISSUER                             FACE   QUANTITY    LISTED PRICE  FACE VALUE    BOOK VALUE     BOOK VALUE     BOOK VALUE
                                           VALUE                  AS OF     PLUS ACCRUED    AS OF         AS OF           AS OF
                                                            Sept. 30, 2005   INTEREST   Sept. 30, 2005 Dec. 31, 2004 Sept. 30, 2004
                                                  ---------                 -------------------------------------------------------
                                                  Thousands                                     Thousands of Ps.
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS

Government Securities

        Debt Settlement Bonds of the
        Province of Buenos Aires
        (BOCANOBA)                             -        -               -          -            -               -               9

        National Government bonds
        (BODEN 2012)                         1,4       16            2,30         36           36              40              34

Bank deposits
        Saving account                         8        -               8          8            8               1               1
                                                                            -------------------------------------------------------
Total                                                                             44           44              41              44
-----------------------------------------------------------------------------------------------------------------------------------

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT E
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                                   ALLOWANCES

------------------------------------------------------------------------------------------------------------------------------------
                                                           September 30, 2005                  December 31, 2004  September 30, 2004
              MAIN ACCOUNT             ---------------------------------------------------------------------------------------------
                                         BALANCE
                                       AT BEGINNING   INCREASE/    DECREASE     BALANCE AT        BALANCE AT         BALANCE AT
                                         OF YEAR      RECOVERY                 END OF PERIOD     END OF YEAR        END OF PERIOD
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Thousands of Ps.
                                       --------------------------------------------------------------------------------------------

Deducted from assets
 For doubtful accounts                     73.952      (11.704)     (29.947)       32.301               73.952               73.952

 For obsolescence of materials
     Inventories                              846          112            -           958                  846                  593
     Fixed assets                           1.438          306            -         1.744                1.438                1.038

 Valuation allowance for fixed assets      10.784            -            -        10.784               10.784                    -

 Valuation allowance on deferred
 income tax assets                        196.212            -      (48.809)      147.403              196.212              171.462
                                       --------------------------------------------------------------------------------------------
      Total                               283.232      (11.286)     (78.756)      193.190              283.232              247.045
                                       --------------------------------------------------------------------------------------------

Included in the liabilities

 Contingencies reserve                      1.924        1.062            -          2.986               1.924               1.929
                                       --------------------------------------------------------------------------------------------

      Total                                 1.924        1.062            -          2.986               1.924               1.929
-----------------------------------------------------------------------------------------------------------------------------------


                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT F
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                 OPERATING COST


--------------------------------------------------------------------------------

        MAIN ACCOUNT                          September 30,        September 30,
                                                  2005                 2004
--------------------------------------------------------------------------------
                                                     Thousands of Ps.
                                          --------------------------------------
Stock at the beginning of the year
  Natural Gas                                            -                    -
  Processed Natural Gas                                  -                    -
                                          ----------------        -------------
                                                         -                    -
Plus
Purchases
  Natural Gas                                      307.866              230.788
  Processed Natural Gas                            (2.650)                5.765
                                          ----------------        -------------
                                                   305.216              236.553

  Transportation of Natural Gas                    139.976              143.609
  Transportation of Processed Natural Gas            1.482                1.497
                                          ----------------        -------------
                                                   141.458              145.106
Operating Expenses (Exhibit H)
  Natural Gas                                      104.231               83.027
  Processed Natural Gas                                292                  571
                                          ----------------        -------------
                                                   104.523               83.598
Less
Stock at the end of the period
  Natural Gas                                            -                    -
  Processed Natural Gas                                  -                    -
                                          ----------------        -------------
                                                         -                    -

--------------------------------------------------------------------------------
Operating Cost                                     551.197              465.257
--------------------------------------------------------------------------------
  Natural Gas                                      552.073              457.424
  Processed Natural Gas                              (876)                7.833
--------------------------------------------------------------------------------


                                                       Jorge E. Verruno
                                              Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT G
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004
            AND AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004

                     FOREIGN CURRENCY ASSETS AND LIABILITIES

------------------------------------------------------------------------------------------------------------------------------------
                                                 September 30,2005              December 31, 2004              September 30,2004
                                       ---------------------------------------------------------------------------------------------
              MAIN ACCOUNT             FOREIGN CURRENCY  EXCHANGE   BOOK   FOREIGN CURRENCY   BOOK    FOREIGN CURRENCY    BOOK
                                          AND AMOUNT       RATE     VALUE     AND AMOUNT      VALUE       AND AMOUNT      VALUE
------------------------------------------------------------------------------------------------------------------------------------
                                          Thousands      Thousands of Ps.     Thousands  Thousands of Ps. Thousands Thousands of Ps.
                                       ---------------------------------------------------------------------------------------------

ASSETS
CURRENT ASSETS
Cash and banks
 Cash                                  U$S         6    2,8700         17   U$S         4          11    U$S         3          9
                                       LBE         4    5,0587         20   LBE         4          23    LBE         2          8
                                       Euro   20.082    3,4497     69.277   Euro        3          11    Euro        3         10
                                       Real        3    1,2295          4   Real        2           2    Real        1          1
 Banks                                 U$S   116.892    2,8700    335.480   U$S   114.476     336.444    U$S   100.551    295.722
Other receivables
 Insurance in paid advance             U$S       293    2,8700        841   U$S       564       1.657    U$S       523      1.538
 General debtors                       U$S       0,3    2,8700          1   U$S         -          -     U$S         -          -
                                                              ------------               -------------                  ----------
Total Current Assets                                              405.640                     338.148                     297.288
                                                              ------------               -------------                  ----------
TOTAL ASSETS                                                      405.640                     338.148                     297.288
                                                              ------------               -------------                  ----------

LIABILITIES
CURRENT LIABILITIES

Accounts Payable
 Other purchases and services          U$S        22    2,9100         64    U$S       93         277    U$S        78        233

Financial debts
 Overdrafts with foreign financial
 institutions                          U$S    50.000    2,9100    145.500    U$S   50.000     148.950    U$S    50.000    149.050
 Negotiable bonds (face value)         U$S   230.000    2,9100    669.300    U$S  230.000     685.170    U$S   230.000    685.630
                                       Euro  109.500    3,4981    383.042    Euro 110.000     446.512    Euro  110.000    407.561

 Interest and other expenses payable   U$S    73.470    2.9100    213.798    U$S   54.998     163.838    U$S    48.824    145.543
 to foreign financial institutions     Euro   24.294    3,4981     84.983    Euro  18.321      74.368    Euro   16.293     60.367
                                                              ------------               -------------                ------------
Total Current Liabilities                                       1.496.687                   1.519.115                   1.448.384
                                                              ------------               -------------                ------------
TOTAL LIABILITIES                                               1.496.687                   1.519.115                   1.448.384
----------------------------------------------------------------------------------------------------------------------------------
U$S: United States Dollars
LBE: Pound Sterling
                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

        Free translation from the original financial statements prepared in Spanish for publication in Argentina
                                                                       EXHIBIT H
                                  METROGAS S.A.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS
              FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2005 AND 2004

                                EXPENSES INCURRED


------------------------------------------------------------------------------------------------------------------------------------
                                                                   September 30, 2005                              September 30,2004
------------------------------------------------------------------------------------------------------------------------------------
                                                        OPERATING EXPENSES
        MAIN ACCOUNT                                  ----------------------
                                        FIXED ASSETS     GAS     PROCESSED   ADMINISTRATIVE   SELLING       TOTAL        TOTAL
                                          EXPENSES      SALES   NATURAL GAS     EXPENSES     EXPENSES
------------------------------------------------------------------------------------------------------------------------------------
                                                                          Thousands of Ps.
                                       ---------------------------------------------------------------------------------------------
Payroll and other employees benefits          2.262      11.101      -         12.331         11.297        36.991            30.557
Social security contributions                   814       2.952      -          2.531          3.056         9.353             7.874
Directors'and members of Surveillance
 committee fee                                    -          -       -            227              -           227               176
Fees for professional services                    -         243      -          2.835            166         3.244             2.974
Technical operator's fees                         -       3.742      -              -              -         3.742             3.452
Sundry materials                                  -       1.974      -              -              -         1.974             1.799
Fees for sundry services                          -       1.473      -            790          3.415         5.651             5.181
Postage, telephone and fax                        -         172      -            758          2.219         3.149             2.906
Leases                                            -           5      -          1.052            477         1.534             3.393
Transportation and freight charges                -           -      -            196              -           196               169
Office materials                                  -         170      -            790            104         1.064               948
Travelling expenses                               -         216      -            272             52           540               491
Insurance premium                                 -           -      -          1.940              6         1.946             3.167
Fixed assets maintenance                          -       4.713      -          3.289            264         8.266             7.237
Fixed assets depreciation                         -      64.489      -          7.404              -        71.893            57.770
Taxes, rates and contributions                    -       2.599    292          2.038         22.967        27.896            22.303
Publicity                                         -           -      -              -            965           965               696
Allowance for doubtful accounts                   -           -      -              -        (11.704)      (11.704)            7.871
Bank expenses and commissions                     -           -      -             44          3.650         3.694             3.722
Interest on financial operations                956           -      -              -              -           956               747
Others                                          181      10.382      -          4.537             74        15.174            10.314
------------------------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2005                4.213     104.231    292         41.007         37.008       186.751           173.747
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------
Total as of September 30, 2004                2.397      83.027    571         37.810         49.942      173.747
------------------------------------------------------------------------------------------------------------------

                                                                                                        Jorge E. Verruno
                                                                                               Chairman of the Board of Directors

                                  METROGAS S.A.

               UNAUDITED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
                        AS OF SEPTEMBER 30, 2005 AND 2004

       SUMMARY OF ACTIVITY REQUIRED BY RESOLUTION No. 368/01 ISSUED BY THE
                         NATIONAL SECURITIES COMMISSION

Basis of Presentation

The unaudited consolidated interim financial statements are stated in Argentine pesos and were prepared in accordance with accounting disclosure and valuation standards contained in the technical pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("CPCECABA") and in accordance with the resolutions of the National Securities Commission ("CNV").

The unaudited consolidated interim financial statements for the nine months ended September 30, 2005 and 2004 have not been audited. Management estimates that they include all the necessary adjustments to fairly present the results of each period. The results for the nine months ended September 30, 2005 and 2004 do not necessarily reflect the proportion of the Company's results for the full years.

The unaudited consolidated interim financial statements have been prepared in constant currency, reflecting the overall effects of inflation through August 31, 1995. Between that date and December 31, 2001, restatement of the unaudited consolidated interim financial statements was discontinued due to the existence of a period of monetary stability. Between January 1, 2002 and March 1, 2003, the effects of inflation were recognized to reflect the inflation recorded during that period. As from that date, restatement of unaudited consolidated interim financial statements has been discontinued.

The rate used for restatement of items was the internal wholesale price index ("IPIM") published by the National Institute of Statistic and Census.

The CPCECABA approved Technical Pronouncement No. 21 "Equity Value - consolidation of financial statements - information to be disclosed on related parties" through its Resolution M.D. No. 5/03. This Technical Pronouncement and the modifications incorporated became effective for financial years beginning on April 1, 2003.

The CNV has adopted this Technical Pronouncement through its General Resolution No. 459/04 establishing its applicability for financial years started as of April 1, 2004. The Company started to apply these guidelines as from the year commenced on January 1, 2005.

The Argentine Economic Scenario and its impact on the Company

As from the date the Emergency Law and subsequent decrees were passed, the Company's activity has been significantly affected. As described in Note 2 to unaudited primary interim financial statements, the Company's management is currently defining and implementing an action plan in order to reverse the severe impact of the scenario on the Company's results of operations. Note 2 to unaudited primary interim financial statements describes the economic scenario, the impacts of the Emergency Law and subsequent decrees on the Company and the uncertainties caused on its future results.

General Considerations

MetroGAS' sales and earnings are highly sensitive to weather conditions in Argentina. Demand for natural gas and, consequently, MetroGAS' sales and earnings, are significantly higher during the winter months (May to September), due to larger gas volumes sold and the tariff mix affecting revenues and gross profit.

On September 30, 1997 National Gas Regulatory Authority ("ENARGAS") issued Resolution No. 464/97 approving the maximum tariffs for MetroGAS corresponding to the 1998/2002 period.

This Regulatory Authority established the percentage variation of the "X" Efficiency Factor at 4.7% and the "K" Investment Factor. Under the tariff tables effective between July 1, 1998 and July 1, 2001, the "K" Investment Factor was applied to residential, small and medium-sized commercial and industrial consumers, sub-distributors and compressed natural gas ("CNG").

On February 1, 2002, ENARGAS, according to the Emergency Law, approved the tariff chart without including the US Producer Price Index ("PPI") adjustment applicable as from January 1, 2002. Consequently, MetroGAS has filed an administrative action which resolution is pending as of the date of issuance of these unaudited consolidated interim financial statements.

Subsequently, ENARGAS approved temporarily and for the period from May 1 to June 30, 2002, the tariff chart expressed in pesos. The tariffs approved corresponded to the price of gas at wellhead for the same period of 2001. ENARGAS extended these tariffs for another month, up to July 31, 2002 and finally ratified them as from August 1, 2002.

Executive Order No. 181 issued on February 13, 2004, created new categories of residential customers (R1, R2 and R3) and Small General Service (P1, P2 and P3). Tariffs applicable to all residential categories and to P1 and P2 categories did not suffer the increase of the gas price at wellhead passed through.

On April 29, 2004, Resolution No. 415 of the Energy Secretariat established the Programme for the Rational Use of Energy, based on incentives and additional charges for excess of consumption. The objective of this programme is to encourage residential and commercial customers to reduce or not to increase their gas consumption with reference to the same period of 2003, in order to have more gas available for industrial use. Residential customers R1, R2, R3, and customers of the P General Service, whose monthly annual average consumption classifies them in the first or second stage of the category, shall be active players of the programme. The programme, valid for one year and extendable upon criterion of the Energy Secretariat, was suspended from September 15, 2004 to April 30, 2005, and resumed from April 15 to September 30, 2005 by Resolution No. 624/05 of the Energy Secretariat.

On May 11, 2004 the ENARGAS by means of Resolution No. 3,014 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from May 1, 2004 to September 30, 2004.

On October 28, 2004 the ENARGAS by means of Resolution No. 3,092 approved, on a temporary basis, the tariff chart expressed in pesos applicable to the period extending from October 1, 2004 to April 30, 2005.

On June 8, 2005 ENARGAS temporary approved, through Resolution No. 3,208, the tariff chart expressed in Pesos and applicable from May 1 to June 30, 2005. On July 12, 2005 ENARGAS temporary approved, through Resolution No. 3,227, a new tariff chart that replaces the one approved by Resolution No. 3,208, applicable for the period May 1 to June 30, 2005.

The abovementioned tariff charts contain the values of the price of gas at wellhead that results from the Agreement for the implementation of the schedule for the normalization of gas prices at points of entry into the transportation system, signed between the Energy Secretariat and natural gas producers.

Analysis of Operations for the nine months ended September 30, 2005 and 2004

The Company's sales during the nine months ended September 30, 2005, increased by 5.7% and operating costs increased by 18.8% compared to the same period of the previous year, thus producing an increase in gross profit of Ps. 9,322 thousand, amounting to Ps. 161,100 thousand during the nine months ended September 30, 2005 compared to Ps. 151,778 thousand in the same period of the previous year.

During the nine months ended September 30, 2005 an operating income of Ps. 82,848 thousand was recorded compared to Ps. 64,026 thousand recorded in the same period of the previous year.

During the nine months ended September 30, 2005 a financial and holding gain of Ps. 8,437 thousand was recorded compared to a loss of Ps. 93,216 thousand recorded in the same period of the previous year. Such variation was mainly a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency.

The Company's net income for the nine months ended September 30, 2005 amounted to Ps. 93,523 thousand compared to a net loss of Ps. 28,272 thousand for the same period of the previous year.

Operating results and financial position

Sales

The Company's sales during the nine months ended September 30, 2005 increased by
15.7 %, amounting to Ps. 713,667 thousand compared to Ps. 617,035 thousand in the same period of the previous year. Such increase was mainly due to an increase in the gas value included in the tariffs according to the tariff charts approved by ENARGAS on a temporary basis on May 11, 2004, October 28, 2004, June 8, 2005 and July 12, 2005 and the increase in supplied gas volume mainly to industries and CNG stations.

Sales to residential customers during the nine months ended September 30, 2005 decreased by 0.7% amounting to Ps. 310,370 thousand compared to Ps. 312,466 thousand in the same period of the previous year, due to a decrease in residential sales tariff. Furthermore, delivered volume to residential customers increased by 5.8% during the first nine months of the year 2005 compared to the same period of the year 2004, mainly due to lower average temperatures recorded in the current period.

Sales to power plants increased by 50.4% during the first nine months of the year 2005 compared to the same period of the previous year. This increase was due to an increase in the gas price and higher consumption of steam turbines, which have higher prices of transportation and distribution than generation power plants. Delivered volume has remained steady.

Sales to industrial, commercial and governmental customers increased by 20.8% during the first nine months of the year 2005 compared to the same period of the previous year mainly due to the continuous economy recovery, a increase in the gas value included in the tariff which was approved by ENARGAS as from May 2004, October 2004 and May 2005 and increases derived from contract renegotiations with different customers. Furthermore, delivered volumes increased by 4.4% during the first nine months of the year 2005 compared to the same period of the year 2004.

Sales of CNG during the first nine months of the year 2005 increased by 34.2% compared to the same period of the previous year mainly due to an increase in delivered volumes, an increase in the daily reserve capacity contracted and the increase in the gas value included in the tariff of this segment. Furthermore CNG delivered volumes during the first nine months of the year 2005 increased by 2.5% compared to the same period of the previous year due to an increase in converted vehicles to CNG as a consequence of the lower price of this fuel against its alternatives.

Sales and volumes available for processing during the first nine months of the year 2005 increased by 0.3% compared to the same period of the previous year due to an increase in the price of gas, partially offset by an decrease of 36.1% in delivered volumes available for processing.

The following chart shows the Company's sales by customer category for the nine months ended September 30, 2005 and 2004, expressed in thousands of pesos:


                                 For the nine months                     For the nine months
                                 ended September 30,         % of        ended September 30,         % of
                                        2005                Sales                2004                Sales
                                ----------------------    -----------    --------------------    --------------
Gas sales:
  Residential                                 310,370           43.5                 312,466              50.6
  Power Plants                                104,650           14.7                  73,001              11.8
  Industrial, Commercial
and
  Governmental                                108,713           15.2                 100,969              16.4
  Compressed Natural Gas                       86,116           12.1                  64,170              10.4
                                ----------------------    -----------    --------------------    --------------
Subtotal                                      609,849           85.5                 550,606              89.2
Transportation and
Distribution Services
  Power plants                                 47,956            6.7                  28,461               4.6
  Industrial, Commercial and
  Governmental                                 39,359            5.5                  21,558               3.5
                                 ----------------------    -----------    --------------------    --------------
Subtotal                                       87,315           12.2                  50,019               8.1
Processed Natural Gas                          16,456            2.3                  16,410               2.7
Selling commission                                 47              -                       -                 -
                                ----------------------    -----------    --------------------    --------------
Total of Sales                                713,667          100.0                 617,035             100.0
                                ======================    ===========    ====================    ==============



The following chart shows the Company's natural gas sales and transportation and distribution services by customer category for the nine months ended September 30, 2005 and 2004, expressed in millions of cubic meters:



                                 For the nine months                         For the nine        % of Volume
                                        ended          % of Volume of       -months ended          of Gas
                                  September 30, 2005    Gas Delivered     September 30, 2004     Delivered
                                 --------------------  ----------------  --------------------  ---------------
Gas sales:
   Residential                            1,519.5             25.0                 1,436.2               24.1
   Power Plants                             892.0             14.7                   893.4               15.0
   Industrial, Commercial
   and Governmental                         675.9             11.2                   703.3               11.8
   Compressed Natural Gas                   529.9              8.7                   516.8                8.7
                                 -----------------   --------------  ----------------------  -----------------
Subtotal                                  3,617.3             59.6                 3,549.7               59.6
Transportation and
Distribution Services
   Power plants                           1,890.7             31.2                 1,882.1               31.5
   Industrial, Commercial
   and Governmental                         469,8              7.7                   393.6                6.6
                                 -----------------   --------------  ----------------------  -----------------
Subtotal                                  2,360.5             38.9                 2,275.7               38.1
Processed Natural Gas                        91.3              1.5                   142.9                2.3
                                 -----------------   --------------  ----------------------  -----------------
Total delivered volume                    6,069.1            100.0                 5,968.3              100.0
                                 =================   ==============  ======================  =================



Operating costs

Operating costs totaled Ps. 552,567 thousand during the nine months ended September 30, 2005, representing a 18.8% increase compared to Ps. 465,257 thousand recorded in the same period of the previous year. This increase was mainly attributed to higher prices of gas purchased as a result of the implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System; higher gas volumes purchased compared to the same period of the previous year and the increase of fixed assets depreciation as consequence of accelerated depreciation of certain fixed assets and higher payroll and social contributions.

During the first nine months of the year 2005, 4,298.9 million of cubic meters were acquired representing an increase of 3.0% compared to the gas volumes purchased in the same period of the year 2004. This increase was mainly due to the increase in volume delivered to residential customers and CNG. During the nine months ended September 30, 2005 gas costs increased by 29.6% mainly due to the increase in volume acquired, and higher prices of gas purchased as a result of the implementation of the Schedule for the Normalization of Gas Prices at Points of Entry into the Transportation System.

Gas transportation costs decreased from Ps. 145,106 thousand during the nine months ended September 30, 2004 to Ps. 141,458 thousand during the same period of the year 2005. Gas transportation tariffs have not been increased since January 2002 when the Emergency Law became effective.

During the nine months ended September 30, 2005 and 2004, the Company capitalized Ps. 3,257 thousand and Ps. 1,650 thousand, respectively, corresponding to the portion of operating costs attributable to the planning, execution and control of investments in fixed assets.

The following chart shows the Company's operating costs by type of expense for the nine months ended September 30, 2005 and 2004, expressed in thousands of pesos:


                                        For the nine       % of Total       For the nine       % of Total
                                        months ended       Operating        months ended        Operating
                                     September 30, 2005      Costs       september 30, 2004       Costs
                                     -------------------  -------------  -------------------  --------------
Gas purchases                                   306,586           55.5              236,553            50.8
Gas transportation                              141,458           25.6              145,106            31.2
Depreciation of fixed assets                     64,489           11.7               50,053            10.8
Payroll and social contributions                 17,129            3.1               13,788             3.0
Operations and maintenance                        4,713            0.8                4,761             1.0
Technical operator's fees                         3,742            0.7                3,452             0.7
Sundry materials                                  1,974            0.3                1,799             0.4
Fees for sundry services                          1,473            0.3                1,369             0.3
Other operating expenses                         14,260            2.6               10,026             2.2
Capitalization of operating costs
in fixed assets                                 (3,257)          (0.6)              (1,650)           (0.4)
                                     -------------------  -------------  -------------------  --------------
        Total                                   552,567          100.0              465,257           100.0
                                     ===================  =============  ===================  ==============


Administrative expenses

Administrative expenses increased by 8.6% from Ps. 37,810 thousand during the nine months ended September 30, 2004 to Ps. 41,059 thousand during the same period of the year 2005. This increase was mainly due to higher payroll and social contributions and fixed assets maintenance, partially offset by a decrease in leases and a reduction in insurance expenses.


Selling expenses

Selling expenses decreased by 25.5% from Ps. 49,942 thousand during the nine months ended September 30, 2004 to Ps. 37,193 thousand in the same period of the year 2005. This decrease was mainly due to the recovery of the allowance for doubtful accounts, partially offset by higher taxes, rates and contributions and payroll and social contributions.

Financing and holding results

Financing and holding results for the nine months ended September 30, 2005 totaled a gain of Ps. 8,437 thousand compared to a loss of Ps. 93,216 thousand in the same period of the previous year. Such variation was a consequence of the fluctuation in the exchange rate applicable to the financial debt in foreign currency with financial entities out of the Argentine financial system.

Other income, net

Other income, net, for the nine months ended September 30, 2005 totaled a gain of Ps. 2,301 thousand compared to a gain of Ps. 918 thousand recorded in the same period of the previous year. This increase was mainly generated by larger income from leases and reimbursements for incidents.

Income tax

During the nine months ended September 30, 2005, the Company registered Ps. 58 thousand as charge for income tax while in the same period of the previous year no charge had been registered.

Net cash flows provided by operating activities

Net cash flows provided by operating activities were Ps. 146,610 thousand during the nine months ended September 30, 2005 while during the same period of the previous year were Ps. 148,863 thousand. The decrease in net cash flows provided by operating activities was mainly due to higher cash flows required by working capital.

Net cash flows used in investing activities

Net cash flows used in investing activities totaled Ps. 29,495 thousand during the nine months ended September 30, 2005 compared to Ps. 18,497 thousand used during the same period of the previous year.

Liquidity and capital resources

Financing

As of September 30, 2005, the total indebtedness of the Company was Ps. 1,587,705 thousand.

At the Extraordinary Shareholders' Meeting held on December 22, 1998 the Shareholders approved the creation of a Global Program for issuing unsecured non-convertible Negotiable Bonds, for an amount of up to US$ 600 million (or the equivalent in other currencies or currency combinations) over a five-year term as from the date of authorization of the Program by the CNV.

On August 19, 1999, the CNV, pursuant to Resolution No. 12,923, admitted to public offering the mentioned Global Program of Issuance of Negotiable Bonds.

On March 27, 2000, MetroGAS issued US$ 100 million of Series A Notes maturing in 2003, at a price equivalent to 99.677% of the face value and bearing interest at the rate of 9.875% per annum, payable semiannually. The Series A Notes were authorized for listing on the Buenos Aires Stock Exchange ("BCBA") on March 24, 2000 and on the Luxembourg Stock Exchange on April 3, 2000.

On September 27, 2000, MetroGAS issued euros 110 million Series B Notes (equivalent to approximately US$ 94.4 million, at the exchange rate in force at the date of the issuance), maturing in 2002, at a price equivalent to 99.9% of the face value and bearing interest at the rate of 7.375% per annum, payable annually. The Series B Notes were authorized for listing on the Luxembourg Stock Exchange on September 27, 2000.

On May 7, 2001, MetroGAS issued US$ 130 million Series C Notes, out of which US$ 115 million were placed at the moment of the issuance and the remaining US$ 15 million were placed on August 7, 2001. The Series C Notes were issued at their face value, mature in May 2004 and bear interest at LIBOR plus a margin ranging from 2.625% to 3.25%. The Series C Notes were authorized for listing on the BCBA on June 15, 2001.

The offering of the Series A, B and C were made in full compliance with the Fund Allocation Plan. The funds obtained were allocated to the refinancing of short-term indebtedness.

On March 25, 2002, MetroGAS announced the suspension of principal and interest payments on all of its financial indebtedness due to the fact that the Emergency Law, together with implementing regulations, altered fundamental parameters of the Company's license, including the suspension of the tariff adjustment formula and the redenomination of the tariff into pesos, and also the announcement of the devaluation of the peso. Consequently, the domestic and international financial markets are closed to the Company.

On March 26, 2002, the BCBA decided to transfer MetroGAS Negotiable Bonds to "Rueda Reducida" trading (a special screen for companies experiencing certain adverse financial conditions) due to the abovementioned factors.

On March 27, 2002, the Luxembourg Stock Exchange suspended the trading of Euros 110 million Notes maturing in 2002 and US$ 100 million Notes maturing in 2003 issued by MetroGAS. This decision was adopted by the Luxembourg Stock Exchange and does not cause a de-listing of the notes. The suspension of the trading was adopted to protect the investors.

Since the payment suspension announcement, the Company has defaulted on capital and interest payments of its financial obligations and, as a consequence, an event of default has occurred under the Global Program of Negotiable Bonds. The default gives the right to holders of certain financial debts to: i) require for an additional interest at an average rate of 2% per annum, and ii) through the procurement of certain majorities declare entire debt due, demanding anticipated cancellation.

Additionally, certain of the Company debt agreements contain clauses that allow the banks to debit automatically from MetroGAS' bank accounts the amount of interest and principal owed to them.

On August 12, 2002 MetroGAS made an extraordinary payment of interest accrued to April 30, 2002 on its financial debt. Subsequently, on November 1, 2002, MetroGAS made a new interest payment corresponding to the Negotiable Bonds in accordance with the following detail: (i) interest accrued on its Series A Negotiable Bonds between April 30, 2002 and its due date on October 1, 2002;
(ii) interest accrued on its Series B Negotiable Bonds between April 30, 2002 and its due date on September 27, 2002 and (iii) interest accrued and matured on its Series C Negotiable Bonds between April 30, 2002 and September 30, 2002. In addition, the Company paid interest accrued at September 30, 2002 corresponding to the remaining financial indebtedness.

On September 30, 2003, MetroGAS has received a notification from Citibank, N.A., acting as Trustee for the Floating Rate Series C Notes, announcing the acceleration of this Series. In accordance with the emission terms of the supplement Global Program of Issuance of Negotiable

Bonds an event of default, once having obtained certain majorities, allows the financial creditors to require immediate payment of all balances due in accordance with the contract terms, as if the obligations were overdue and claimable.

On November 7, 2003, the Company announced the commencement of a solicitation of consents to restructure its unsecured financial indebtedness pursuant to, an acuerdo preventivo extrajudicial (the "APE"), or out-of-court reorganization agreement, under Argentine law. An APE is an insolvency remedy available to debtors under the Argentine Bankruptcy Law consisting of an out-of-court agreement, between a debtor and a certain percentage of its unsecured creditors that is submitted to a court. Once an APE receives court approval, the APE is binding mechanism that affects all unsecured creditors of the relevant debtor whether or not such creditors have participated in the negotiation or execution of the APE agreement. The last deadline expires on November 14, 2005.

MetroGAS has retained J.P. Morgan Securities Inc. and J.P. Morgan Chase Bank Buenos Aires Branch in order to assist the Company with the development of such restructuring plan by providing management and financial advisory services.

As of December 31, 2003, following Citibank's N.A. resignation as trustee, register agent, authentication agent and paying and transfer agent related to Negotiable Bonds and Citibank N.A., Buenos Aires branch's resignation as the trustee agent in Argentina and remaining faculties related to the Indenture Agreement dated as of September 8, 1999 and supplemental agreements. The Bank of New York was designated to perform the abovementioned tasks and Banco de Valores S.A. was appointed as trustee, register co-agent and paying and transfer co-agent related to the Negotiable Bonds.

On April 30, 2004, the Company's Board of Directors provided for the application of the funds deposited as at that date at Bank BNP Paribas Luxembourg, as well as all the funds deposited in the future, to the fulfilment of the proposal to be agreed with financial creditors under the debt restructuring process already started, thus ensuring continuity of activities.

At the Extraordinary Shareholders' Meeting held on October 15, 2004 the Shareholders approved the extension of the Global Program for issuing unsecured non-convertible Short and Medium-Term Negotiable Bonds, for an amount of up to US$ 600 million or the equivalent in Argentine pesos or other currencies.

On March 31, 2005, the CNV, pursuant to Resolution No. 15,047, authorized the term extension of the previously mentioned Global Program of Issuance of Negotiable Bonds.

On November 9, 2005, the Company announced the commencement of a new solicitation of consents to restructure its unsecured financial indebtedness pursuant to a new APE under Argentine law. This solicitation of consents replaces the previous APE issued on November 7, 2003. The last deadline to subscribe the new APE expires on December 12, 2005.

Capitalization

The Company's total capitalization as of September 30, 2005 amounted to Ps. 2,333,969 thousand, consisting of Ps. 1,587,705 thousand short-term debt and Ps. 746,264 thousand shareholders' equity.


Comparative unaudited consolidated interim balance sheet

In order to appraise the development of the Company's activities, the chart below sets forth comparative consolidated balance sheet information from the Company's unaudited consolidated interim financial statements as of September 30, 2005, due to the incorporation of MetroENERGIA S.A. as related party, registered in the Public Registry of Commerce on May 16, 2005 and the unaudited interim financial statements as of September 30, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.



                              09.30.05       09.30.04         09.30.03         09.30.02        09.30.01
                             -------------------------------------------------------------------------------
                                                           Thousands of Ps.
                             -------------------------------------------------------------------------------
Current Assets                   662,814         499,244          368,631         262,874           506,097
Non-current Assets             1,915,099       1,978,121        2,018,317       2,123,762         2,092,926
                             ------------  --------------  ---------------   -------------  ----------------
Total Assets                   2,577,913       2,477,365        2,386,948       2,386,636         2,599,023
                             ============  ==============  ===============   =============  ================

Current Liabilities            1,815,185       1,719,078        1,564,546       1,164,425           670,661
Non-Current Liabilities           16,447          10,841            6,360         484,465           546,378
                             ------------  --------------  ---------------   -------------  ----------------
Total Liabilities              1,831,632       1,729,919        1,570,906       1,648,890         1,217,039
                             ------------  --------------  ---------------   -------------  ----------------

Minority interest                     17               -                -               -                 -
                             ------------  --------------  ---------------   -------------  ----------------
Shareholders' Equity             746,264         747,446          816,042         737,746         1,381,984
                             ------------  --------------  ---------------   -------------  ----------------
Total                          2,577,913       2,477,365        2,386,948       2,386,636         2,599,023
                             ============  ==============  ===============   =============  ================



Comparative unaudited consolidated interim results of income

The chart below contains a summary of the unaudited consolidated interim statements of income for the nine months ended September 30, 2005, and the unaudited interim statements of income for the nine months ended September 30, 2004, 2003, 2002 and 2001, in constant Argentine pesos as of March 1, 2003.


                                        09.30.05       09.30.04       09.30.03        09.30.02      09.30.01
                                      ------------------------------------------------------------------------
                                                                  Thousands of Ps.
                                      ------------------------------------------------------------------------
   Gross profit                            161,100        151,778          91,144        161,005      374,766
   Administrative and
   selling expenses                       (78,252)       (87,752)        (85,123)      (139,603)    (169,898)
                                      -------------   ------------  --------------  -------------  -----------
   Operating income                         82,848         64,026           6,021         21,402      204,868
   Minority interest                           (5)              -               -              -            -
   Financial and holding results             8,437       (93,216)          69,504      (754,828)     (40,557)
   Other income, net                         2,301            918             460            887      (1,186)
                                      -------------   ------------  --------------  -------------  -----------
   Income (loss) before income tax          93,581       (28,272)          75,985      (732,539)      163,125
   Income tax
                                              (58)              -        (45,907)        197,400     (58,468)
                                      -------------   ------------  --------------  -------------  -----------
   Net income (loss)                        93,523       (28,272)          30,078      (535,139)      104,657
                                      =============   ============  ==============  =============  ===========



Comparative statistical data

The chart below shows a summary of operating data for the nine months ended September 30, 2005, 2004, 2003, 2002 and 2001.



                                    09.30.05       09.30.04       09.30.03        09.30.02        09.30.01
                                  ---------------------------------------------------------------------------
                                                                   Volumes
                                  ---------------------------------------------------------------------------
                                                          Thousands of cubic meters
                                  ---------------------------------------------------------------------------
Gas purchased by MetroGAS             4,298,887     4,174,046       3,085,563       2,895,086      3,085,151



Gas contracted by third parties       2,474,086     2,474,538       2,495,457       2,457,302      2,376,448
                                  --------------  ------------  --------------  --------------  -------------
                                      6,772,973     6,648,584       5,581,020       5,352,388      5,461,599
Volume of gas withheld:
   -Transportation                    (451,137)     (428,299)       (373,321)       (362,835)      (380,404)
   -Loss in distribution              (248,063)     (244,634)       (214,855)       (159,611)      (149,171)
   -Transportation and
       processing gas production        (4,665)       (7,302)         (7,600)         (6,400)        (4,247)
                                  --------------  ------------  --------------  --------------  -------------
Volume of gas delivered               6,069,108     5,968,349       4,985,244       4,823,542      4,927,777
                                  ==============  ============  ==============  ==============  =============



Comparative ratios

The chart below contains certain financial ratios as of September 30, 2005, 2004, 2003, 2002 and 2001.


                                  09.30.05      09.30.04     09.30.03    09.30.02     09.30.01
                                 ---------------------------------------------------------------
Liquidity                           0.37          0.29         0.24        0.23         0.75
Solvency                            0.41          0.43         0.52        0.45         1.14
Immobilization                      0.74          0.80         0.85        0.89         0.81


Other information

The chart below contains information regarding the price per share of the Company's common shares and its ADSs:


                                          Share Price on the Buenos      Share Price of ADSs on the New
                                          Aires Stock Exchange (1)           York Stock Exchange (1)
                                       --------------------------------------------------------------------
                                                     Ps.                               US$
                                       --------------------------------------------------------------------
September                       2001                0.58                              6.30
September                       2002                0.35                              0.97
September                       2003                1.04                              3.38
January                         2004                1.85                              6.00
February                        2004                1.67                              5.65
March                           2004                1.60                              5.35
April                           2004                1.38                              4.90
May                             2004                1.15                              4.08
June                            2004                1.12                              3.71
July                            2004                1.05                              3.71
August                          2004                1.11                              3.75
September                       2004                1.35                              4.46
January                         2005                1.37                              4.45
February                        2005                1.36                              4.76
March                           2005                1.35                              4.52
April                           2005                1.33                              4.45
May                             2005                1.35                              4.65
June                            2005                1.26                              4.40
July                            2005                1.29                              4.75
August                          2005                1.32                              4.69
September                       2005                1.45                              4.89


(1) Prices on the last business day of the month.

Outlook of MetroGAS

Based on the economic situation and the provisions issued by the National Government, which include the modification of MetroGAS' Regulatory Framework, the Company will concentrate its efforts towards ensuring business continuity, maintaining the quality of gas supplies and meeting the Basic License Rules. Finally, and depending on the outcome of the renegotiation of the License define its future strategy.


Autonomous City of Buenos Aires, November 10, 2005.




                                                           Jorge E. Verruno
                                                       Chairman of the Board of
                                                              Directors

                                   Signatures


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunder duly authorized.

Date:    November 23, 2005


                                             MetroGAS S.A.

                                             By: /s/ Eduardo Villegas
                                                --------------------------------
                                                 Name: Eduardo Villegas
                                                 Title: Chief Financial Officer